As filed with the Securities and Exchange Commission on August 31, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                         FIRST SOUTHERN BANCSHARES, INC.
                         -------------------------------
                                (Name of Issuer)

                         FIRST SOUTHERN BANCSHARES, INC.
                         -------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   33645 B 10
                                   ----------
                      (CUSIP Number of Class of Securities)

                            Charles L. Frederick, Jr.
                      President and Chief Executive Officer
                         First Southern Bancshares, Inc.
                             102 South Court Street
                             Florence, Alabama 35630
                                 (205) 764-7131
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                         the Person(s) Filing Statement)


                                   Copies to:

                              Paul M. Aguggia, Esq.
                            Victor L. Cangelosi, Esq.
                         MULDOON, MURPHY & FAUCETTE LLP
                           5101 Wisconsin Avenue, N.W.
                             Washington, D.C. 20016
                                 (202) 362-0840


                                 August 31, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation(1)                                    Amount of Filing Fee
$3,850,000                                                         $770

---------------------
(1) Calculated solely for the purpose of determining the filing fee, based upon the purchase of 275,000 shares at the maximum tender offer price of $14.00 per share.

[ ] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       N/A                    Filing Party:    N/A
Form or Registration No.:     N/A                    Date Filed:      N/A

Item 1.           Security and Issuer.

         (a) The issuer of the securities to which this Schedule 13E-4 relates is First Southern Bancshares, Inc. ("Company"), a Delaware corporation. The address of the Company's principal executive office is 102 South Court Street, Florence, Alabama 35630.

         (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 275,000 shares (or such lesser number of shares as are properly tendered) of common stock, $0.01 par value per share , of the Company ("Shares"), 1,643,562 of which were outstanding as of August 27, 1999, at prices not in excess of $14.00 nor less than $12.75 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, and incorporated herein by reference. Employees, officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders. The Company has been advised that one of its directors intend to tender Shares pursuant to the Offer. The Company also has been advised that the trustees of the Company's Employee Stock Ownership Plan does not intend to tender any Shares pursuant to the Offer. The information set forth in "Introduction," "Section 1, Number of Shares; Proration" and "Section 11, Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Introduction" and "Section 7, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

         (d)      Not applicable.

Item 2.           Source and Amount of Funds or Other Consideration.

         (a) The information set forth in "Section 10, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b) The Company has not borrowed, and is not expected to borrow, any funds for the purpose of financing the repurchase of Shares pursuant to the Offer.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the
        Issuer or Affiliate.

         (a)-(j) The information set forth in "Introduction" and "Section 10, Source and Amount of Funds," "Section 8, Purpose of the Offer; Certain Effects of the Offer," "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

Item 4. Interest in Securities of the Issuer.

         The information set forth in "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares."

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         The information set forth in "Introduction" and "Section 10, Source and Amount of Funds," "Section 8, Purpose of the Offer; Certain Effects of the Offer," and "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 6. Persons Retained, Employed or to be Compensated.

         The information set forth in "Introduction" and "Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7. Financial Information.

         (a)-(b) The information set forth in "Section 9, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

         (a)      Not applicable.

         (b) The information set forth in "Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (d)      Not applicable.

         (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 9.           Material to be Filed as Exhibits.

         (a)(1)   Form of Offer to Purchase, dated August 31, 1999.

         (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

         (3)      Form of Notice of Guaranteed Delivery.

         (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (5)      Form  of  Letter  to  Clients  for  Use by  Brokers,  Dealers,
                  Commercial   Banks,   Trust   Companies  and  Other   Nominees
                  (including the Instruction Form).

         (6) Form of Letter to Stockholders of the Company, dated August 31, 1999, from Charles L. Frederick, Jr., President and Chief Executive Officer of the Company.

         (7)      Form of Question and Answer Brochure.

         (8)      Text of Press Release issued by the Company,  dated August 31,
                  1999.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


Date: August 31, 1999                      FIRST SOUTHERN BANCSHARES, INC.

                                  By:      /s/ Charles L. Frederick, Jr.
                                           -------------------------------------
                                           Charles L. Frederick, Jr.
                                           President and Chief Executive Officer

                                                                  EXHIBIT (a)(1)

                         FIRST SOUTHERN BANCSHARES, INC.
               Offer to Purchase for Cash Up to 275,000 Shares of
                     Common Stock, Par Value $0.01 Per Share
                    At a Purchase Price Not Less Than $12.75
                        Nor in Excess of $14.00 Per Share


            THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
                AT 5:00 P.M., EASTERN TIME, ON SEPTEMBER 30, 1999
                          UNLESS THE OFFER IS EXTENDED.

         First Southern Bancshares, Inc., a Delaware corporation ("Company"), invites its shareholders to tender up to 275,000 shares of its common stock, par value $0.01 per share ("Shares"), at prices, net to the seller in cash, without interest thereon, not less than $12.75 nor in excess of $14.00 per Share specified by such tendering shareholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not less than $12.75 nor in excess of $14.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn ("Purchase Price"), taking into consideration the number of Shares so tendered and the prices specified by the tendering shareholders. The Company will select the Purchase Price that will allow it to purchase 275,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not less than $12.75 nor in excess of $14.00 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or before the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration described herein. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. All Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned. Shareholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 6.

                                    IMPORTANT

         Any shareholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to Registrar and Transfer Company ("Depositary"), and either mail or deliver the certificates representing Shares to be tendered to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3, or (2) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such entity if he or she desires to tender such Shares.

SHAREHOLDERS WHO DESIRE TO TENDER SHARES AND WHOSE CERTIFICATES FOR SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE OR WHO CANNOT COMPLY WITH THE PROCEDURE FOR BOOK-ENTRY TRANSFER BY THE EXPIRATION OF THE OFFER MUST TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH UNDER "SECTION 3--PROCEDURE FOR TENDERING SHARES."

SHAREHOLDERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES, IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY TO TENDER AND AT WHAT PRICE. EMPLOYEES, DIRECTORS AND EXECUTIVE OFFICERS MAY PARTICIPATE IN THE OFFER ON THE SAME BASIS AS THE COMPANY'S OTHER SHAREHOLDERS. THE COMPANY HAS BEEN ADVISED THAT ONE OF ITS DIRECTORS INTEND TO TENDER SHARES PURSUANT TO THE OFFER. THE COMPANY HAS BEEN ADVISED THAT THE TRUSTEE OF THE COMPANY'S EMPLOYEE STOCK OWNERSHIP PLAN DOES NOT INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.

             The Dealer Manager/Information Agent for the Offer is:

                               TRIDENT SECURITIES

              The date of this Offer to Purchase is August 31, 1999

         As of August 27, 1999, the Company had issued and outstanding 1,643,562 Shares, as well as 59,860 Shares subject to exercisable stock options. The 275,000 Shares that the Company is offering to purchase pursuant to the Offer represents approximately 16.7% of the Shares issued and outstanding. The Shares are quoted on the Nasdaq National Market under the symbol "FSTH." On August 25, 1999, the closing price of the Shares as reported on the Nasdaq National Market was $11.75 per Share. Shareholders are urged to obtain current market quotations for the Shares.

         To tender Shares properly, shareholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares.

         Questions or requests for assistance regarding this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Dealer Manager/Information Agent toll free at (800) 222-2618, Ext. 99. Additional copies of these materials will be furnished promptly at the Company's expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

INTRODUCTION...................................................................1

         1.    NUMBER OF SHARES; PRORATION.....................................2

         2.    TENDERS BY HOLDERS OF FEWER THAN 100 SHARES.....................3

         3.    PROCEDURE FOR TENDERING SHARES..................................4

         4.    WITHDRAWAL RIGHTS...............................................6

         5.    ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT
               FOR PURCHASE PRICE..............................................7

         6.    CERTAIN CONDITIONS OF THE OFFER.................................8

         7.    PRICE RANGE OF SHARES; DIVIDENDS................................9

         8.    PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.............10

         9.    CERTAIN INFORMATION CONCERNING THE COMPANY.....................11

         10.   SOURCE AND AMOUNT OF FUNDS.....................................18

         11.   INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS
               AND ARRANGEMENTS CONCERNING SHARES.............................18

         12.   EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION
               UNDER THE EXCHANGE ACT.........................................20

         13.   CERTAIN LEGAL MATTERS; REGULATORY APPROVALS....................20

         14.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES........................20

         15.   EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS............24

         16.   FEES AND EXPENSES..............................................24

         17.   ADDITIONAL INFORMATION.........................................25

         18.   MISCELLANEOUS..................................................25

To the Holders of Shares of Common Stock of First Southern Bancshares, Inc.:

                                  INTRODUCTION

         First Southern Bancshares, Inc., a Delaware corporation ("Company"), invites its shareholders to tender up to 275,000 shares of its common stock, par value $0.01 per share ("Shares"), at a price, net to the seller in cash, without interest thereon, not less than $12.75 nor in excess of $14.00 per Share specified by such tendering shareholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

         The Company will determine a single per Share price (not less than $12.75 nor in excess of $14.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn ("Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the Purchase Price that will allow it to purchase 275,00 shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not less than $12.75 nor in excess of $14.00 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or before the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described below. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned.

         THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

         If more than 275,000 shares have been validly tendered at or below the Purchase Price and not withdrawn on or before the Expiration Date (as defined below), the Company will purchase Shares first from shareholders who owned beneficially as of the close of business on August 27, 1999, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who properly tender all their Shares at or below the Purchase Price, and then on a pro rata basis from all other shareholders who validly tender Shares at or below the Purchase Price. See Sections 1 and 2. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay the expenses of Trident Securities ("Dealer Manager/Information Agent") and Registrar and Transfer Company ("Depositary") incurred in connection with the Offer. See Section 16. ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 14.

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS, HOWEVER, MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. EMPLOYEES, OFFICERS AND DIRECTORS OF THE COMPANY MAY PARTICIPATE IN THE OFFER ON THE SAME BASIS AS THE COMPANY'S OTHER SHAREHOLDERS. THE COMPANY HAS BEEN ADVISED THAT ONE OF ITS DIRECTORS INTEND TO TENDER SHARES PURSUANT TO THE OFFER. THE COMPANY HAS BEEN ADVISED THAT THE TRUSTEE OF THE COMPANY'S EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP") DOES NOT INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.

         As of August 27, 1999, the Company had issued and outstanding 1,643,562 Shares, as well as 59,860 Shares subject to exercisable stock options. The 275,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 16.7% of the Shares outstanding. The Shares are quoted on the Nasdaq National Market under the symbol "FSTH." On August 25, 1999 the closing price of the Shares on the Nasdaq was $11.75 per Share. See Section 7. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

         Questions and requests for assistance may be directed to the Dealer Manager/Information Agent.

                               Trident Securities
                               4601 Six Forks Road
                          Raleigh, North Carolina 27609
                       Toll free: (800) 222-2618, Ext. 99


                         1. NUMBER OF SHARES; PRORATION

         Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase up to 275,000 shares that are validly tendered on or before the Expiration Date (as defined below) (and not properly withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not less than $12.75 nor in excess of $14.00 per Share. The later of 5:00 p.m., Eastern Time, on September 30, 1999, or the latest time and date to which the Offer is extended pursuant to Section 15, is referred to herein as the "Expiration Date." If the Offer is oversubscribed as described below, only Shares tendered at or below the Purchase Price on or before the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

         The Company will determine the Purchase Price, taking into consideration the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the Purchase Price that will allow it to purchase 275,000 shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not less than $12.75 nor in excess of $14.00 per Share) pursuant to the Offer. Subject to Section 15, the Company reserves the right to purchase more than 275,000 Shares pursuant to the Offer, but does not currently plan to do so. The OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

         In accordance with Instruction 5 of the Letter of Transmittal, each shareholder who wishes to tender Shares must specify the price (not less than $12.75 nor in excess of $14.00 per Share) at which such shareholder is willing to have the Company purchase such Shares or, if such shareholder does not wish to specify a Purchase Price, he or she may check the box on the Letter of Transmittal indicating that the Shares are being tendered at the Purchase Price determined by the Company in accordance with the terms of the Offer. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price (not less than $12.75 nor in excess of $14.00 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

         Upon the terms and subject to the conditions of the Offer, if 275,000 or fewer Shares have been validly tendered at or below the Purchase Price and not withdrawn on or before the Expiration Date, the Company will purchase all such Shares. Upon the terms and subject to the conditions of the Offer, if more than 275,000 shares have been validly tendered at or below the Purchase Price and not withdrawn on or before the Expiration Date, the Company will purchase Shares in the following order of priority:

         (a) first, all Shares validly tendered at or below the Purchase Price and not withdrawn on or before the Expiration Date by or on behalf of any shareholder who owned beneficially, as of the close of business on August 27, 1999 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal; and

         (b) then, after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn on or before the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

         If proration of tendered Shares is required, (i) because of the difficulty in determining the number of Shares validly tendered, and (ii) as a result of the "odd lot" procedure described in Section 2, the Company does not expect that it would be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven (7) trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares also may obtain such preliminary information from the Dealer Manager/Information Agent.

         As described under "Section 14--Certain Federal Income Tax Consequences," the number of Shares that the Company will purchase from a shareholder may affect the federal income tax consequences to the shareholder of such purchase and therefore may be relevant to a shareholder's decision whether to tender Shares. Each shareholder should consult his or her own tax advisor as to the particular federal income tax consequences to that shareholder of tendering Shares pursuant to the Offer and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

         The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 15. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m.- through 12:00 midnight, Eastern Time.

         Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

                 2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

         All Shares validly tendered at or below the Purchase Price and not withdrawn on or before the Expiration Date by or on behalf of any shareholder who owned beneficially, as of the close of business on August 27, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, will be accepted for purchase before proration, if any, of other tendered Shares. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. By accepting the Offer, a shareholder owning beneficially fewer than 100 Shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such Shares in a transaction effected on a securities exchange.

         As of August 27, 1999, there were approximately 636 holders of record of Shares. Approximately 159 of these holders of record held individually fewer than 100 Shares and held in the aggregate approximately 5,469 Shares. Because of the relatively large number of Shares held in the names of brokers and nominees, the Company is unable to determine the exact number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any shareholder wishing to tender all of his or her Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal.

                        3. PROCEDURE FOR TENDERING SHARES

         To tender Shares validly pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at such address, (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), or (iii) the tendering shareholder must comply with the guaranteed delivery procedure described below, in each case on or before the Expiration Date.

         IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, A SHAREHOLDER MUST INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL: (1) THE PRICE (IN MULTIPLES OF TWENTY-FIVE CENTS) AT WHICH SUCH SHARES ARE BEING TENDERED; OR (2) THAT THE SHARES ARE BEING TENDERED AT THE PURCHASE PRICE DETERMINED BY THE COMPANY IN ACCORDANCE WITH THE TERMS OF THE OFFER.

         Shareholders wishing to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which such Shares are being tendered. The same Shares cannot be tendered at more than one price. FOR A TENDER OF SHARES TO BE VALID, ONLY ONE PRICE BOX, OR THE BOX INDICATING THAT THE SHARES ARE BEING TENDERED AT THE PURCHASE PRICE DETERMINED BY THE COMPANY MUST BE CHECKED ON EACH LETTER OF TRANSMITTAL.

         In addition, holder of fewer than 100 Shares who tender all such Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to them as described in Section 2.

         The Depositary will establish an account with respect to the Shares at the Depository Trust Company (hereinafter referred to as the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, or an Agent's Message (as defined below), together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or before the Expiration Date. Delivery of required documents to the Book-Entry Transfer Facility in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

         The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

         Except as set forth below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an

"Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for the purposes of this Section, includes any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the holder of the Shares) tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

         If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

         (a)      such tender is made by or through an Eligible Institution;

         (b) the Depositary receives (by hand, mail, telegram or facsimile transmission), on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered) and includes a guarantee by an Eligible Institution in the form set forth in such Notice; and

         (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

         THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED IN ALL CASES. SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         TO PREVENT UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE PURSUANT TO THE OFFER, EACH TENDERING SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTAIN OTHER INFORMATION BY PROPERLY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. FOREIGN SHAREHOLDERS (AS DEFINED IN SECTION 14) MUST SUBMIT A PROPERLY COMPLETED FORM W-8 (WHICH MAY BE OBTAINED FROM THE DEPOSITARY) IN ORDER TO PREVENT BACKUP WITHHOLDING. IN GENERAL, BACKUP WITHHOLDING DOES NOT APPLY TO CORPORATIONS OR TO FOREIGN SHAREHOLDERS SUBJECT TO 30% (OR LOWER TREATY RATE) WITHHOLDING ON GROSS PAYMENTS RECEIVED PURSUANT TO THE OFFER (AS DISCUSSED IN SECTION 14). FOR A DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO TENDERING SHAREHOLDERS, SEE SECTION
14. EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING HIS, HER OR ITS QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND THE PROCEDURE FOR OBTAINING ANY APPLICABLE EXEMPTION.

         It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender Shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities, and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's representation and warranty that (i) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

         All questions as to the Purchase Price, the form of documents, the number of Shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of any particular Shares. None of the Company, the Dealer Manager/Information Agent, the Depositary or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

         CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL (OR, IN THE CASE OF A BOOK-ENTRY TRANSFER, AN AGENT'S MESSAGE) AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE
COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE PROPERLY TENDERED.

                              4. WITHDRAWAL RIGHTS

         Tenders of Shares made pursuant to the Offer may be withdrawn at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, Eastern Time, September 30, 1999 unless previously accepted for payment by the Company as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer is open, is delayed in purchasing Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

         Tenders of Shares made pursuant to the Offer may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, Eastern Time, September 30, 1999, unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective before that time, a shareholder of Shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (A) the name of the person who tendered the Shares; (B) a description of the Shares to be withdrawn (including the number of Shares being withdrawn); (C) the certificate numbers shown on the particular certificates evidencing such Shares; (D) the signature of such shareholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee (if such original signature was guaranteed)); and (E) if such Shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

         A shareholder of Shares held with the Book-Entry Transfer Facility must call such shareholder's broker and instruct such broker to withdraw such tender of Shares and instruct such broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. A purported notice of withdrawal, which lacks any of the applicable required information noted above, will not be an effective withdrawal of a tender previously made.

         Any permitted withdrawals of tenders of Shares may not be rescinded, and any Shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, that withdrawn Shares may be re-tendered by following the procedures for tendering before the Expiration Date.

         All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager/Information Agent, the Depositary or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

        5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

         Upon the terms and subject to the conditions of the Offer and as promptly as practicable after the Expiration Date, the Company will determine the Purchase Price, taking into consideration the number of Shares tendered and the prices specified by tendering shareholders, announce the Purchase Price, and (subject to the proration provisions of the Offer) accept for payment and pay the Purchase Price for Shares validly tendered and not withdrawn at or below the Purchase Price. Thereafter, payment for all Shares validly tendered on or before the Expiration Date and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, with any required signature guarantees, or, in the case of a book-entry delivery, an Agent's Message, and any other required documents.

         For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares that are validly tendered and not withdrawn as of and when it gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares. The Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven (7) trading days after the Expiration Date. The Company will pay for Shares that it has purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on amounts to be paid to tendering shareholders, regardless of any delay in making such payment.

         Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) as promptly as practicable following the Expiration Date without expense to the tendering shareholder.

         Payment for Shares may be delayed if there is difficulty in determining the number of Shares properly tendered or if proration is required. See Section
1. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

         The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or a portion of the Shares delivered (whether in certificated form or by book entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless such person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

         ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN INDIVIDUAL, A FORM W-8) MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER SEE SECTION 3.

                       6. CERTAIN CONDITIONS OF THE OFFER

         Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares tendered) the acceptance for payment of Shares tendered, if at any time after August 27, 1999 and at or before the Expiration Date, any of the following shall have occurred.

         (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that: (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer; or (ii) in the reasonable judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiary, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or its subsidiary or materially impair the Offer's contemplated benefits to the Company;

         (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or its subsidiary, by any legislative body, court, authority, agency or tribunal which, in the Company's reasonable judgment, would or might directly or indirectly: (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiary, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or its subsidiary;

         (c) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) any significant decline in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad; (iii) any change in the general political, market, economic or financial condition in the United States or abroad that, in the Company's reasonable judgment, could have a material adverse effect on the Company's business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally or the trading in the Shares; (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's reasonable judgment, might affect the extension of credit by lending institutions in the United States; (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's reasonable judgment, a material acceleration or worsening thereof;

         (d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d)(3) of the Exchange Act); or

         (e) there shall have occurred any event or events that has resulted, or may in the reasonable judgment of the Company result, directly or indirectly, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiary; and, in the reasonable judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

         Acceptance of Shares validly tendered in the Offer is subject to the condition that, as of the Expiration Date, and after giving pro forma effect to the acceptance of Shares validly tendered, the Company would continue to have at least 400 shareholders of record, each owning 100 Shares or more, and the Shares would remain listed for quotation on the Nasdaq National Market. This condition may be waived.

         The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the Expiration Date.

                       7. PRICE RANGE OF SHARES; DIVIDENDS

         The following table sets forth the high and low sales prices, and dividends declared, for the shares as reported on the Nasdaq National Market for the periods indicated.

                                       HIGH                   LOW                 DIVIDEND
                                 ----------------      -----------------      -----------------
Fiscal 1997
   1st Quarter................       $13.750                $12.000                 $0.125
   2nd Quarter................        13.250                 12.750                  0.125
   3rd Quarter................        15.250                 13.250                  0.125
   4th Quarter................        16.250                 14.375                  0.125

Fiscal 1998
   1st Quarter................        16.500                 14.750                  0.425
   2nd Quarter................        18.375                 15.500                  0.125
   3rd Quarter................        17.375                 14.750                  0.125
   4th Quarter................        16.875                 13.375                  0.125

Fiscal 1999
   1st Quarter................        14.438                 12.750                  0.125
   2nd Quarter................        13.500                 11.125                  0.125


         On August 25, 1999, the closing price of the Shares on the Nasdaq National Market was $11.75 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

             8. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

         The Company believes that the purchase of Shares is an attractive use of a portion of the Company's available capital on behalf of its shareholders and is consistent with the Company's long-term goal of increasing shareholder value. The Company believes it has adequate sources of capital to complete the Share repurchase and pursue business opportunities.

         Over time, the Company's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize more effectively its capital base and to attempt to maximize shareholder value, the Company's management and its Board of Directors believe that the purchase of Shares pursuant to the Offer is a positive action that is intended to accomplish the desired objective of increasing shareholder value.

         Other actions previously employed, including an open market purchase of Shares, and the declaration of a quarterly dividend, have enhanced shareholder value, but capital remains at high levels. The Offer is designed to restructure the Company's balance sheet in order to increase return on equity by reducing the amount of equity outstanding. Based upon the current market price of its Shares, the Company believes that the purchase of Shares is an attractive use of its funds. Following the purchase of the Shares, the Company believes funds provided by earnings, combined with its other sources of liquidity, will be fully adequate to meet its funding needs for the foreseeable future. Upon completion of the Offer, the Company expects that the Company and its wholly owned subsidiary, First Southern Bank ("Bank"), will continue to maintain the highest regulatory ranking for capital, which is designated as "well capitalized" under the prompt corrective action scheme enacted by the Federal Deposit Insurance Corporation Improvement Act of 1991. Furthermore, the Company is aware of certain accounting rules applicable to a business combination. The ability to enter into a transaction that may be accounted for as a "pooling of interests" in the future pursuant to applicable accounting rules and standards has also been considered by the Company as they consider alternative shareholder enhancement vehicles.

         The Offer will enable shareholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price or prices (not less than $12.75 nor in excess of $14.00 per Share) at which they are willing to sell their Shares, and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open-market sales. The Offer may also give shareholders the opportunity to sell Shares at prices greater than market prices prevailing before the announcement of the Offer. See Section 7. In addition, qualifying shareholders owning beneficially fewer than 100 Shares, whose Shares are purchased pursuant to the Offer, not only will avoid the payment of brokerage commissions but will also avoid any applicable odd lot discounts to the market price typically charged by brokers for executing odd lot trades.

         Shareholders who do not tender their Shares pursuant to the Offer and shareholders who otherwise retain an equity interest in the Company as a result of a partial tender of Shares or a proration pursuant to Section 1 of the Offer will continue to be owners of the Company with the attendant risks and rewards associated with owning the equity securities of the Company. As noted above, the Company, following completion of the Offer, will maintain the highest regulatory capital ranking. Consequently, the Company believes that shareholders will not be subject to materially greater risk as a result of the reduction of the capital base.

         Shareholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company and, thus, in the Company's earnings and assets, subject to any risks resulting from the Company's purchase of Shares and the Company's ability to issue additional equity securities in the future. Finally, the Offer may prohibit the Company's ability to qualify for pooling-of-interests accounting treatment for any merger transaction for approximately the next two years.

         If fewer than 275,000 shares are purchased pursuant to the Offer, the Company may repurchase the remainder of such Shares on the open market, in privately negotiated transactions or otherwise. In the future, the Company may determine to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to shareholders than, the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any future purchases of Shares by the Company would depend on many factors, including the market price of the Shares, the Company's business and financial position, and general economic and market conditions.

         Shares the Company acquires pursuant to the Offer will be restored to the status of authorized and unissued Shares and will be available for the Company to issue without further shareholder action (except as required by applicable law or the rules of the Nasdaq or any other securities exchange on which the Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for reissuance of the Shares repurchased pursuant to the Offer.

         NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. EMPLOYEES, OFFICERS AND DIRECTORS OF THE COMPANY MAY PARTICIPATE IN THE OFFER ON THE SAME BASIS AS THE COMPANY'S OTHER SHAREHOLDERS. THE COMPANY HAS BEEN ADVISED THAT ONE OF ITS DIRECTORS INTEND TO TENDER SHARES PURSUANT TO THE OFFER. THE COMPANY HAS BEEN ADVISED THAT THE TRUSTEE OF THE COMPANY'S ESOP DOES NOT INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.

                  9. CERTAIN INFORMATION CONCERNING THE COMPANY

General

         First Southern Bancshares, Inc., a Delaware corporation, was organized for the purpose of becoming the holding company for First Federal Savings and Loan Association of Florence ("Association") upon the Association's conversion from a federally chartered mutual savings and loan association to a federally chartered capital stock savings and loan association ("Stock Conversion") and then to an Alabama-chartered commercial bank ("Bank Conversion"). The Stock Conversion was completed on April 13, 1995. The Bank Conversion was completed on June 10, 1995, with the Association changing its name to "First Southern Bank." At June 30, 1999, the Company had total assets of approximately $176.4 million, total deposits of approximately $126.5 million and stockholders' equity of approximately $18.0 million.

         The Bank is an Alabama-chartered commercial bank regulated by the Superintendent of Banks of the State of Alabama and its deposits are insured up to applicable limits under the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank also is a member of the Federal Home Loan Bank ("FHLB") System.

         The Bank is a community-oriented financial institution that serves individuals and businesses located in Lauderdale and Colbert Counties, and the surrounding counties located in Northwest Alabama, its primary market area. The Bank's primary business consists of attracting deposits from the general public to originate residential mortgage loans, commercial real estate loans, multi-family mortgage loans and consumer loans.

               Summary Historical Consolidated Financial Data and
             Summary Unaudited Pro Forma Consolidated Financial Data

         The following summary historical consolidated financial data has been derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998 and the unaudited consolidated financial statements as reported in the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 1999. In the opinion of management, the unaudited financial statements for the quarters ended June 30, 1999 and 1998 reflect all adjustments, consisting only of normal recurring entries, necessary for a fair statement of the results of operations for the interim periods. However, the results of operations for any interim period are not necessarily indicative of results for the full year. Copies of these reports may be obtained as described in Section 17 of this Offer.

         The following summary unaudited pro forma consolidated financial data has been derived from the historical consolidated financial statements of the Company. Such information has not been adjusted for certain costs and expenses to be incurred as a result of the purchase of Shares pursuant to the Offer. The summary unaudited pro forma consolidated financial data should be read in conjunction with the summary historical consolidated financial data included herein. The pro forma income statement data and balance sheet data are not necessarily indicative of the financial position or results of operations that would have been obtained had the Offer been completed as of the dates indicated.

                                          First Southern Bancshares, Inc.
                                  Consolidated Statements of Financial Condition

                                                             At June 30,     At December 31,
                                                              --------    ----------------------
                                                               1999          1998         1997
                                                             ---------    ---------    ---------
                                                                   (Dollars in thousands)
 ASSETS

   Cash and cash equivalents .............................   $   8,909    $  13,188    $   6,420
   Investment securities available for sale, at market ...       6,490        2,016        7,993
   Mortgage-backed securities, held to maturity, at cost .       3,643          945        1,432
   Loans held for sale, at cost, which approximates market         145          659          223
   Loans receivable, net .................................     148,126      152,594      159,535
   Foreclosed real estate ................................       1,200          710          100
   Premises and equipment, net ...........................       3,754        3,852        3,509
   Federal Home Loan Bank stock, at cost .................       1,564        1,918        1,970
   Accrued interest receivable ...........................       1,720        1,758        1,822
   Deferred income taxes .................................         443          397          165
   Other assets ..........................................         437          338          504
                                                             ---------    ---------    ---------
         TOTAL ASSETS ....................................   $ 176,431    $ 178,375    $ 183,673
                                                             =========    =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

   LIABILITIES:
      Deposits ...........................................   $ 126,469    $ 127,550    $ 143,731
      Advances from Federal Home Loan Bank ...............      31,241       31,316       18,468
      Income taxes currently payable .....................         137          356          115
      Other liabilities ..................................         538        1,145          410
                                                             ---------    ---------    ---------
         Total liabilities ...............................     158,385      160,367      162,724
                                                             ---------    ---------    ---------


                                          First Southern Bancshares, Inc.
                                  Consolidated Statements of Financial Condition

                                                             At June 30,     At December 31,
                                                              --------    ----------------------
                                                               1999          1998         1997
                                                             ---------    ---------    ---------
                                                                   (Dollars in thousands)
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
      Preferred stock, $.01 par value; 500,000 shares
         authorized; none issued and outstanding .........        --           --           --
      Common Stock, $.01 par value; 4,000,000 shares
         authorized; 2,076,969 issued and outstanding ....          21           21           21
   Additional paid-in capital ............................      11,421       11,414       11,375
   Retained earnings - substantially restricted ..........      13,609       13,340       13,199
   Unearned employee compensation - ESOP .................        (141)        (172)        (280)
   Unearned employee compensation - MRDP .................        (411)        (550)        (861)
   Net unrealized loss on securities available for sale ..         (58)          11           (2)
   Treasury stock, at cost ...............................      (6,395)      (6,056)      (2,503)
                                                             ---------    ---------    ---------
        Total stockholders' equity .......................      18,046       18,008       20,949
                                                             ---------    ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...............   $ 176,431    $ 178,375    $ 183,673
                                                             =========    =========    =========

                                          First Southern Bancshares, Inc.
                        Unaudited Pro Forma Consolidated Statements of Financial Condition


                                                                          At June 30, 1999                 At December 31, 1998
                                                                      275,000 Shares Purchased           275,000 Shares Purchased
                                                                                 at                                 at
                                                                    ---------------------------         ---------------------------
                                                                     $12.75            $14.00            $12.75            $14.00
                                                                    Per Share         Per Share         Per Share         Per Share
                                                                    ---------         ---------         ---------         ---------
                                                                                        (Dollars in thousands)
ASSETS
   Cash and cash equivalents ...............................        $   5,403         $   5,059         $   9,682         $   9,338
   Investment securities available for sale, at market .....            6,490             6,490             2,016             2,016
   Mortgage-backed securities, held to maturity, at cost ...            3,643             3,643               945               945
   Loans held for sale, at cost, which approximates market .              145               145               659               659
   Loans receivable, net ...................................          148,126           148,126           152,594           152,594
   Foreclosed real estate ..................................            1,200             1,200               710               710
   Premises and equipment, net .............................            3,754             3,754             3,852             3,852
   Federal Home Loan Bank stock, at cost ...................            1,564             1,564             1,918             1,918
   Accrued interest receivable .............................            1,631             1,622             1,546             1,525
   Deferred income taxes ...................................              443               443               397               397
   Other assets ............................................              437               437               338               338
                                                                    ---------         ---------         ---------         ---------
         Total assets ......................................        $ 172,836         $ 172,483         $ 174,657         $ 174,292
                                                                    =========         =========         =========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY

   LIABILITIES:
      Deposits .............................................        $ 126,469         $ 126,469         $ 127,550         $ 127,550
      Advances from Federal Home Loan Bank .................           31,241            31,241            31,316            31,316
      Income taxes currently payable .......................              101                98               271               263
      Other liabilities ....................................              538               538             1,145             1,145
                                                                    ---------         ---------         ---------         ---------
         Total liabilities .................................        $ 158,349         $ 158,346         $ 160,282         $ 160,274

                                          First Southern Bancshares, Inc.
                        Unaudited Pro Forma Consolidated Statements of Financial Condition


                                                                          At June 30, 1999                 At December 31, 1998
                                                                      275,000 Shares Purchased           275,000 Shares Purchased
                                                                                 at                                 at
                                                                    ---------------------------         ---------------------------
                                                                     $12.75            $14.00            $12.75            $14.00
                                                                    Per Share         Per Share         Per Share         Per Share
                                                                    ---------         ---------         ---------         ---------
                                                                                        (Dollars in thousands)
COMMITMENTS AND CONTINGENCIES

   STOCKHOLDERS' EQUITY:
      Preferred stock, $.01 par value; 500,000 shares
         authorized; none issued and outstanding ...........        $    --           $    --           $    --           $    --
      Common Stock, $.01 par value; 4,000,000 shares
         authorized; 2,076,969 issued and outstanding ......               21                21                21                21
   Additional paid-in capital ..............................           11,421            11,421            11,414            11,414
   Retained earnings - substantially restricted ............           13,556            13,550            13,213            13,200
   Unearned employee compensation - ESOP ...................             (141)             (141)             (172)             (172)
   Unearned employee compensation - MRDP ...................             (411)             (411)             (550)             (550)
   Net unrealized loss on securities available for sale ....              (58)              (58)               11                11
   Treasury stock, at cost .................................           (9,901)          (10,245)           (9,562)           (9,906)
                                                                    ---------         ---------         ---------         ---------
        Total stockholders' equity .........................           14,487            14,137            14,375            14,018
                                                                    ---------         ---------         ---------         ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .................        $ 172,836         $ 172,483         $ 174,657         $ 174,292
                                                                    =========         =========         =========         =========

                                          First Southern Bancshares, Inc.
                                   Historical Consolidated Statements of Income


                                                                             Six Months Ended                    Year Ended
                                                                                 June 30,                        December 31,
                                                                        -------------------------         -------------------------
                                                                          1999             1998             1998             1997
                                                                        --------         --------         --------         --------
                                                                                            (Dollars in thousands)
INTEREST INCOME:

   Loans ......................................................           $6,482           $7,164        $  14,345        $  14,643
   Mortgage-backed securities .................................               49               53               96              137
   Investment securities ......................................               97              164              252              362
   Other ......................................................              284              222              484              304
                                                                        --------         --------         --------         --------
      Total interest income ...................................            6,912            7,603           15,177           15,446
                                                                        --------         --------         --------         --------

INTEREST EXPENSE:

Deposits ......................................................            2,656            3,276            6,203            6,892
Advances from Federal Home Loan Bank and other ................              882              744            1,753            1,560
                                                                        --------         --------         --------         --------
Total interest expense ........................................            3,538            4,020            7,956            8,452
                                                                        --------         --------         --------         --------
Net interest income ...........................................            3,374            3,583            7,221            6,994
Provision for loan losses .....................................              343              121              605              242
                                                                        --------         --------         --------         --------
   Net interest income after provision for loan losses ........            3,031            3,462            6,616            6,752
                                                                        --------         --------         --------         --------

NON-INTEREST INCOME:

   Loan fees and service charges ..............................              308              320              657              468
   Net gains on sale of loans .................................              138              126              263              258
   Gains on real estate owned .................................                4                2                2                2
   Loss on sale of other assets ...............................             --               --               --                 (2)
   Other ......................................................               15               15               34               40
                                                                        --------         --------         --------         --------
      Total non-interest income ...............................              465              463              956              766
                                                                        --------         --------         --------         --------

                                          First Southern Bancshares, Inc.
                                   Historical Consolidated Statements of Income


                                                                             Six Months Ended                    Year Ended
                                                                                 June 30,                        December 31,
                                                                        -------------------------         -------------------------
                                                                          1999             1998             1998             1997
                                                                        --------         --------         --------         --------
                                                                                            (Dollars in thousands)

NON-INTEREST EXPENSE:

   Compensation and employee benefits .........................            1,444            1,552            3,001            3,218
   Building and occupancy expense .............................              293              280              630              559
   Data processing expense ....................................              214              209              395              296
   Advertising ................................................               80               76              164              185
   Insurance expense ..........................................               92              112              202              242
   Other ......................................................              306              321              668              676
                                                                        --------         --------         --------         --------
      Total non-interest expense ..............................            2,429            2,550            5,060            5,176
                                                                        --------         --------         --------         --------

Income before income taxes ....................................            1,067            1,375            2,512            2,342
Income tax expense ............................................              420              526            1,010              945
                                                                        --------         --------         --------         --------
   Net income .................................................         $    647         $    849         $  1,502         $  1,397
                                                                        ========         ========         ========         ========

Basic earnings per share ......................................         $   0.39         $   0.45         $   0.83         $   0.74
                                                                        ========         ========         ========         ========
Diluted earnings per share ....................................         $   0.39         $   0.44         $   0.82         $   0.73
                                                                        ========         ========         ========         ========

DIVIDENDS PER SHARE:

   Regular cash dividends .....................................         $   0.25         $   0.25         $   0.50         $   0.50
   Special cash dividends .....................................             --               0.30             0.30             --
                                                                        --------         --------         --------         --------
      Total dividends per share ...............................         $   0.25         $   0.55         $   0.80         $   0.50
                                                                        ========         ========         ========         ========

                                                 First Southern Bancshares, Inc.
                                             Pro Forma Consolidated Income Statement


                                                                          Six Months Ended                     Year Ended
                                                                            June 30, 1999                   December 31, 1998
                                                                       275,000 Shares Purchased         275,000 Shares Purchased
                                                                                 at                                at
                                                                     --------------------------        --------------------------
                                                                      $12.75            $14.00           $12.75          $14.00
                                                                     Per Share        Per Share        Per Share        Per Share
                                                                     ---------        ---------        ---------        ---------
                                                                                        (Dollars in thousands)
INTEREST INCOME:

   Loans .......................................................      $ 6,482          $ 6,482          $14,345          $14,345
   Mortgage-backed securities ..................................           49               49               96               96
   Investment securities .......................................           97               97              252              252
   Other .......................................................          195              186              272              251
                                                                      -------          -------          -------          -------
      Total interest income ....................................        6,823            6,814           14,965           14,944
                                                                      -------          -------          -------          -------

INTEREST EXPENSE:

Deposits .......................................................        2,656            2,656            6,203            6,203
Advances from Federal Home Loan Bank and other .................          882              882            1,753            1,753
                                                                      -------          -------          -------          -------
Total interest expense .........................................        3,538            3,538            7,956            7,956
                                                                      -------          -------          -------          -------
   Net interest income .........................................        3,285            3,276            7,009            6,988
Provision for loan losses ......................................          343              343              605              605
                                                                      -------          -------          -------          -------
   Net interest income after provision for loan losses .........        2,942            2,933            6,404            6,383
                                                                      -------          -------          -------          -------

NON-INTEREST INCOME:

   Loan fees and service charges ...............................          308              308              657              657
   Net gains on sale of loans ..................................          138              138              263              263
   Gains on real estate owned ..................................            4                4                2                2
   Other .......................................................           15               15               34               34
                                                                      -------          -------          -------          -------
      Total non-interest income ................................          465              465              956              956
                                                                      -------          -------          -------          -------


                                                 First Southern Bancshares, Inc.
                                             Pro Forma Consolidated Income Statement


                                                                          Six Months Ended                     Year Ended
                                                                            June 30, 1999                   December 31, 1998
                                                                       275,000 Shares Purchased         275,000 Shares Purchased
                                                                                 at                                at
                                                                     --------------------------        --------------------------
                                                                      $12.75            $14.00           $12.75          $14.00
                                                                     Per Share        Per Share        Per Share        Per Share
                                                                     ---------        ---------        ---------        ---------
                                                                                        (Dollars in thousands)
NON-INTEREST EXPENSE:

   Compensation and employee benefits ..........................        1,444            1,444            3,001            3,001
   Building and occupancy expense ..............................          293              293              630              630
   Data processing expense .....................................          214              214              395              395
   Advertising .................................................           80               80              164              164
   Insurance expense ...........................................           92               92              202              202
   Other .......................................................          306              306              668              668
                                                                      -------          -------          -------          -------
      Total non-interest expense ...............................        2,429            2,429            5,060            5,060
                                                                      -------          -------          -------          -------

Income before income taxes .....................................          978              969            2,300            2,279
Income tax expense .............................................          384              381              925              917
                                                                      -------          -------          -------          -------
   Net income ..................................................      $   594          $   588          $ 1,375          $ 1,362
                                                                      =======          =======          =======          =======

Basic earnings per share .......................................      $  0.43          $  0.43          $  0.90          $  0.90
                                                                      =======          =======          =======          =======
Diluted earnings per share .....................................      $  0.43          $  0.43          $  0.88          $  0.88
                                                                      =======          =======          =======          =======

DIVIDENDS PER SHARE:

   Regular cash dividends ......................................      $  0.25          $  0.25          $  0.50          $  0.50
   Special cash dividends ......................................      $  --            $  --            $  0.30          $  0.30
                                                                      -------          -------          -------          -------
      Total dividends per share ................................      $  0.25          $  0.25          $  0.80          $  0.80
                                                                      =======          =======          =======          =======

                                                First Southern Bancshares, Inc.
                                              Selected Historical Financial Ratios

                                                      Six Months Ended June 30,          Year Ended December 31,
                                                     ----------------------------      ----------------------------
                                                        1999            1998               1998            1997
                                                     -----------   --------------      -------------   ------------
Selected Ratios:
Financial Performance:
   Return on average assets.......................       0.73%            0.92%              0.81%          0.75%
   Return on average equity.......................       7.23%            8.21%              7.45%          6.74%

Capital:
   Dividend payout ratio..........................      64.10%           55.56%             60.24%         67.57%
   Average stockholders' equity to average total
     assets.......................................      10.06%           11.15%             10.89%         11.12%
   Book value per share...........................     $11.03           $11.24             $10.87         $11.24

Asset quality:
   Allowance for loan losses as
      a percent of loans..........................       0.86%            0.98%              0.94%          0.99%
   Allowance for loan losses as
      a percent of nonperforming loans............      45.30%           87.78%             35.41%        131.34%
   Nonperforming loans to total loans.............       1.89%            1.12%              2.66%          0.75%

                                                 First Southern Bancshares, Inc.
                                          Unaudited Selected Pro Forma Financial Ratios



                                                                                Six Months Ended              Year Ended
                                                                                  June 30, 1999            December 31, 1998
                                                                           ---------------------------  ---------------------------
                                                                           275,000 Shares Purchased At  275,000 Shares Purchased At
                                                                           ---------------------------  ---------------------------
                                                                              $12.75        $14.00       $12.75        $14.00
                                                                             Per Share    Per Share     Per Share    Per Share
                                                                            -----------  ------------  -----------  ------------
Selected Ratios:
   Financial Performance:
      Return on average assets..............................................      0.68%         0.68%        0.76%         0.75%
      Return on average equity..............................................      7.36%         7.38%        7.49%         7.50%

   Capital:
      Dividend payout ratio.................................................     57.50%        57.50%       55.54%        55.54%
      Average stockholders' equity to average total assets..................      9.24%         9.16%       10.10%        10.02%
      Book value per share..................................................    $10.64        $10.38       $10.40        $10.14

   Asset quality:
      Allowance for loan losses as a percent of loans.......................      0.86%         0.86%        0.94%         0.94%
      Allowance for loan losses as a percent of nonperforming loans.........     45.30%        45.30%       35.41%        35.41%
      Nonperforming loans to total loans....................................      1.89%         1.89%        2.66%         2.66%

                         First Southern Bancshares, Inc.
               Notes to Unaudited Pro Forma Financial Information

         (1) The pro forma financial information reflects the repurchase of 275,000 Shares at $12.75 per share and $14.00 per share, as appropriate.

         (2) The balance sheet data gives effect to the purchase of Shares as of the balance sheet date. The income statement data gives effect to the purchase of Shares as of the beginning of each period presented.

         (3) The funds used to purchase Shares were considered to have been provided by cash and cash equivalents. The pro forma data assumes a rate of interest of 6.05% on cash and cash equivalents for the year ended December 31, 1998 and 5.07% for the six months ended June 30, 1999, and a statutory tax rate of 40.0% for both the year ended December 31, 1998 and the six months ended June 30, 1999.

         (4) No effect has been given to the $75,000 in costs estimated to be incurred in connection with the Offer. Such costs are not expected to be material and will be capitalized as part of the cost of the stock purchased.

                         10. SOURCE AND AMOUNT OF FUNDS

         Assuming that the Company purchases 275,000 Shares pursuant to the Offer at a price of $14.00 per Share, the total amount required by the Company to purchase such Shares will be approximately $3.9 million, exclusive of fees and other expenses. The Company will fund such purchases with cash and cash equivalents.

                11. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS;
                 TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

         As of August 27, 1999, the Company had issued and outstanding 1,643,562 shares of common stock. The 275,000 Shares that the Company is offering to purchase represent approximately 16.7% of the outstanding Shares. As of August 27, 1999, the Company's directors and executive officers as a group (9 persons) beneficially owned an aggregate of 286,901 Shares representing approximately 17.2% of the outstanding Shares. As of June 30, 1999, the ESOP held 141,272 shares, representing approximately 8.6% of the shares outstanding.

         Neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the Shares during the 40 business days before the date hereof.

         Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders. The Company has been advised that Gary A. Gamble is the only director or executive officer that intends to tender Shares pursuant to the Offer. Mr. Gamble intends to tender 101,605 shares at a yet-to-be- determined price. The trustees of the ESOP has advised the Company that it does not intend to tender any Shares pursuant to the Offer.

         The table below identifies each executive officer and director of the Company and sets forth the number of Shares owned (including Shares held under the ESOP and including any Shares that could in the future be acquired upon the exercise of stock options) and the percent of Shares owned to the total number of Shares outstanding as of August 27, 1999. Subject to the terms of the Offer, all or a portion of such Shares could be tendered.

                                                                   Percent of Total
                                             Shares                     Shares
Name                                         Owned                    Outstanding
-------                                 ----------------           ----------------
Directors and Executive Officers
Charles L. Frederick, Jr.
  Chairman, President and Chief
  Executive Officer..............             71,018                       4.3%
S. Greg Beadle
Director.........................              6,935                          *
James E. Bishop
  Director.......................             61,162                       3.7%
Milka S. Duke
  Director.......................             24,374                       1.4%
Gary A. Gamble
  Director.......................            103,035                       6.2%
Steve McKinney
  Director.......................              7,000                          *
J. Acker Rogers
  Director.......................             39,209                       2.4%
Thomas N. Ward
  Director, Executive Vice
  President and Chief Operating
  Officer........................             79,698                       4.8%
Kenneth A. William
  Director.......................             22,824                       1.3%

      Total shares owned.........            415,255                      25.3%
                                             -------                      -----

Shares owned as a percent
  of shares outstanding at
   June 30, 1999.................              25.3%                      25.3%

Shares owned as a percent of
   shares outstanding assuming
   tender and purchase of
   275,000 shares................              22.9%                      22.9%

--------------
* Less than 1% of shares outstanding.

         Except for outstanding options to purchase Shares granted to certain employees (including executive officers) of the Company, and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

         Except as disclosed in this Offer, the Company has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiary; (c) a sale or transfer of a material amount of assets of the Company or its subsidiary; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Certificate of Incorporation or Bylaws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

               12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES;
                       REGISTRATION UNDER THE EXCHANGE ACT

         The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of shareholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the Nasdaq, the Company believes that following its purchase of Shares pursuant to the Offer, the Company's remaining Shares will continue to qualify to be listed on the Nasdaq.

         The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

         The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and the U.S. Securities and Exchange Commission ("Commission") and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders.

                 13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

         The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company, as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 6.

                   14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

General

         The following is a discussion of the material United States federal income tax consequences to shareholders with respect to a sale of Shares pursuant to the Offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Department of Treasury regulations, Internal Revenue Service

("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of such shareholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or shareholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular shareholders. The discussion assumes that the Shares are held as "capital assets" within the meaning of
Section 1221 of the Code. The Company has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

         EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THAT SHAREHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND RECENT CHANGES IN APPLICABLE TAX LAWS.

Characterization of the Surrender of Shares Pursuant to the Offer

         The surrender of Shares by a shareholder to the Company pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. The United States federal income tax consequences to a shareholder may vary depending upon the shareholder's particular facts and circumstances. Under
Section 302 of the Code, the surrender of Shares by a shareholder to the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a distribution by the Company with respect to the Shares held by the tendering shareholder) if the receipt of cash upon such surrender (i) is "substantially disproportionate" with respect to the shareholder, (ii) results in a "complete redemption" of the shareholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder (each as described below).

         If any of the above three tests is satisfied, and the surrender of the Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder and the shareholder's tax basis in the Shares surrendered pursuant to the Offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Shares have been held for more than one year.

         If  none  of  the  above  three  tests  is  satisfied,   the  tendering
shareholder will be treated as having received a distribution by the Company with respect to such shareholder's Shares in an amount equal to the cash received by the shareholder pursuant to the Offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of the Company's current or accumulated earnings and profits will be treated as a return of the shareholder's tax basis in the
Shares, and then as gain from the sale or exchange of such Shares. If a shareholder is treated as having received a distribution by the Company with respect to his or her Shares, the shareholder's tax basis in his or her remaining Shares will generally be adjusted to take into account the shareholder's return of basis in the Shares tendered.

Constructive Ownership

         In determining whether any of the three tests under Section 302 of the Code is satisfied, shareholders must take into account not only the Shares that are actually owned by the shareholder, but also Shares that are constructively owned by the shareholder within the meaning of Section 318 of the Code. Under
Section 318 of the Code, a shareholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals or entities and Shares that the shareholder has the right to acquire by exercise of an option or by conversion.

Proration

         Contemporaneous dispositions or acquisitions of Shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each shareholder should be aware that because proration may occur in the Offer, even if all the Shares actually and constructively owned by a shareholder are tendered pursuant to the Offer, fewer than all of such Shares may be purchased by the Company. Thus, proration may affect whether the surrender by a shareholder pursuant to the Offer will meet any of the three tests under Section 302 of the Code.

Section 302 Tests

         The receipt of cash by a shareholder will be "substantially disproportionate" if the percentage of the outstanding Shares in the Company actually and constructively owned by the shareholder immediately following the surrender of Shares pursuant to the Offer is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such shareholder immediately before the sale of Shares pursuant to the Offer. Shareholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

         The receipt of cash by a shareholder will be a "complete redemption" if either (i) the shareholder owns no Shares in the Company either actually or constructively immediately after the Shares are surrendered pursuant to the Offer, or (ii) the shareholder actually owns no Shares in the Company immediately after the surrender of Shares pursuant to the Offer and, with respect to Shares constructively owned by the shareholder immediately after the Offer, the shareholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in Section 302(c) of the Code. A director, officer or employee of the Company is not eligible to waive constructive ownership under the procedures described in
Section 302(c) of the Code.

         Even if the receipt of cash by a shareholder fails to satisfy the "substantially disproportionate test or the "complete redemption" test, a shareholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the shareholder's surrender of Shares pursuant to the Offer results in a "meaningful reduction" in the shareholder's interest in the Company. Whether the receipt of cash by a shareholder will be "not essentially equivalent to a dividend" will depend upon the individual shareholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction. "Shareholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

Corporate Shareholder Dividend Treatment

         If a sale of Shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code, subject to applicable limitations.  Corporate  shareholders  should,  however,  consider the effect of
Section 246(c) of the Code, which disallows the 70% dividends received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate shareholder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction may be reduced.

         In addition, amounts received by a corporate shareholder pursuant to the Offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. The "extraordinary dividend" rules of the Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to the Offer should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

Additional Tax Considerations

         The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i e., the excess of net long-term capital gains over net short-term capital losses) for the year. Tax rates on long-term capital gain for individual shareholders vary depending on the shareholder's income and holding period for the Shares. In particular, reduced tax rates apply to gains recognized by an individual from the sale of capital assets held for more than one year (currently 20 percent or less).

         Shareholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any Shares to the Company pursuant to the Offer.

Foreign Shareholders

         The Company will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a foreign shareholder or his agent, unless the Company determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States. For this purpose, a foreign shareholder is any shareholder that is not
(i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, the Company will determine whether a shareholder is a foreign shareholder by reference to the shareholder's address. A foreign shareholder may be eligible to file for a refund of such tax or a portion of such tax if such shareholder (i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and the Company withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign shareholder within the United States or that the foreign shareholder is entitled to the benefits of a tax treaty, the foreign shareholder must deliver to the Depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

Backup Withholding

         See Section 3 with respect to the application of the United States federal income tax backup withholding.

         THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT APPLY TO SHARES ACQUIRED IN CONNECTION WITH THE EXERCISE OF STOCK OPTIONS OR PURSUANT TO OTHER COMPENSATION ARRANGEMENTS WITH THE COMPANY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING SHAREHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX
CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF TENDERING SHARES PURSUANT TO THE OFFER AND THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES DESCRIBED ABOVE.

            15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

         The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in
Section 4. The Company also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not accept for payment any Shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires the Company either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof, by giving oral or written notice of such termination to the Depositary and making a public announcement thereof, and
(ii) at any time, or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Company may choose to make public announcement of any extension, termination or amendment, the Company shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) promulgated by the Commission under the Exchange Act.

         If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time the Company publishes, sends or gives to holders of Shares a notice that it will (a) increase or decrease the price it will pay for Shares or the amount of the Dealer Manager/Information Agents soliciting fee, or (b) increase (except for an increase not exceeding 2% of the outstanding shares) or decrease the number of Shares it seeks.


                              16. FEES AND EXPENSES

         Trident Securities will act as Dealer Manager/Information Agent for the Company in connection with the Offer. For its services, the Company has agreed to pay the Dealer Manager/Information Agent a financial advisory fee of $10,000, consisting in part of a $5,000 non-refundable retainer. Upon acceptance for and payment of Shares pursuant to the Offer, the Company has agreed to pay the Dealer Manager/Information Agent a total of $0.08 per Share purchased by the Company pursuant to the Offer, less the balance of the financial advisory fee.

         The Dealer Manager/Information Agent may contact shareholders by mail, telephone, facsimile, telex, telegraph, or other electronic means and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Dealer Manager/Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary and the Dealer Manager/Information Agent against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Dealer Manager/Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

         The Company has retained Registrar and Transfer Company as Depositary.

         The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the fee of the Dealer Manager/Information Agent). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers.

                           17. ADDITIONAL INFORMATION

         The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W. , Washington, D C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp
Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such information may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

                                18. MISCELLANEOUS

         Pursuant to Rule 13e-4 under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13e-4 which contains additional information with respect to the Offer. Such Schedule 13e- 4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in
Section 17 with respect to information concerning the Company.

         The Offer is being made to all holders of Shares. The Company is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager/Information Agent or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                         FIRST SOUTHERN BANCSHARES, INC.

Date:  August 31, 1999

The Dealer Manager/Information Agent for the Offer is:


                               TRIDENT SECURITIES
                               4601 Six Forks Road
                             Raleigh, North Carolina
                       Toll free: (800) 222-2618, Ext. 99

         Any questions concerning the terms of the Offer, tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Dealer Manager/Information Agent.




                        The Depositary for the Offer is:

                         REGISTRAR AND TRANSFER COMPANY


By Mail:                                  By Overnight Delivery:                   By Hand:
10 Commerce Drive                         10 Commerce Drive                        c/o The Depository Trust Co.
Cranford, New Jersey  07016               Cranford, New Jersey  07016              Transfer Agent Drop
                                          ATTN:  Reorganization                    55 Water Street, 1st Floor
                                          Department                               New York, New York  10041



                               Investor Relations
                        Telephone Number: (800) 368-5948
                        Facsimile Number: (908) 497-2312



                                 August 31, 1999

                                                                  Exhibit (a)(2)

                         FIRST SOUTHERN BANCSHARES, INC.

                              LETTER OF TRANSMITTAL

                     TO ACCOMPANY SHARES OF COMMON STOCK OF

                         FIRST SOUTHERN BANCSHARES, INC.

                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                              DATED AUGUST 31, 1999

                 EXCHANGE AGENT: REGISTRAR AND TRANSFER COMPANY
Telephone Number: (800) 368-5948                Facsimile Number: (908) 497-2312

By Mail & Overnight Delivery:                                 By Hand:

Registrar and Transfer Company                      c/o The Depository Trust Co.
10 Commerce Drive                                   Transfer Agent Drop
Cranford, New Jersey 07016                          55 Water Street, 1st Floor
Attn:Reorganization Department                      New York, NY 10041-0099

====================================================================================================================================
                                      DESCRIPTION OF SHARES TENDERED (See Instructions 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
        Name(s) and Address(es) of Registered Owner(s)                                              Shares Tendered
(Please Fill In Exactly as Name(s) Appear(s) onCertificate(s))                           (Attach Additional List if Necessary)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  Number          Certificate(s)*        Tendered**
                                                                                ----------------------------------------------------
                                                                                ----------------------------------------------------

                                                                                ----------------------------------------------------

                                                                                ----------------------------------------------------

                                                                                ----------------------------------------------------

                                                                                ----------------------------------------------------

                                                                                ----------------------------------------------------

                                                                                ----------------------------------------------------
                                                                                 Total Shares
====================================================================================================================================

*    Need not be completed by shareholders tendering by book-entry transfer.

** Unless otherwise indicated, it will be assumed that all Shares represented by any certificates delivered to the Depositary are being tendered. See Instruction 4.

--------------------------------------------------------------------------------
  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
       EASTERN TIME, ON SEPTEMBER 30, 1999, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

         DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

         THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

         Delivery of documents to First Southern Bancshares, Inc. or to the Book-Entry Transfer Facility does not constitute a valid delivery. PLEASE DO NOT MAIL OR DELIVER ANY SHARES TO FIRST SOUTHERN BANCSHARES, INC. DELIVERIES TO FIRST SOUTHERN BANCSHARES, INC. WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT CONSTITUTE VALID DELIVERY.

                (BOX BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

--------------------------------------------------------------------------------
|_| CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO
    THE DEPOSITARY'S ACCOUNT AT THE DEPOSITORY TRUST COMPANY AND COMPLETE THE
    FOLLOWING:

Name of Tendering Institution __________________________________________________

Account No. _________________________ Transaction Code No. _____________________
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
o CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Registered Owner(s): ________________________________________________

Date of Execution of Notice of Guaranteed Delivery: ____________________________

Name of Institution Which Guaranteed Delivery: _________________________________

Name of Tendering Institution __________________________________________________

Account No. _________________________ Transaction Code No. _____________________
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          ODD LOTS (See Instruction 9)

This section is to be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on August 27, 1999, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

The undersigned either (check one box):

|_| was the beneficial owner as of the close of business on August 27, 1999, and continues to be the beneficial owner as of the Expiration Date, of an aggregate of fewer than 100 Shares, all of which are being tendered, or

|_| is a broker,  dealer,  commercial  bank, trust company or other nominee that
(i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on August 27, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, and is tendering all of such Shares.

If you do not wish to specify a Purchase Price, check the following box, in which case you will be deemed to have tendered at the Purchase Price determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share in the box entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in this Letter of Transmittal). |_|
--------------------------------------------------------------------------------

                   NOTE: SIGNATURES MUST BE PROVIDED HEREON.
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

LADIES AND GENTLEMEN:

      The undersigned hereby tenders to First Southern Bancshares, Inc., a Delaware corporation ("Company"), the above described shares of its Common Stock, par value $0.01 per share ("Shares"), at a price per Share hereinafter set forth, pursuant to the Company's offer to purchase up to 275,000 Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 1999 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

      Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in and to all the Shares that are being tendered hereby or orders the registration of such Shares tendered by book-entry transfer that are purchased pursuant to the Offer to or upon the order of the Company and irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by the Book Transfer Facility, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below) with respect to such Shares, (b) present certificates for such Shares for cancellation and transfer on the books of the Company, and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

      The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

      The undersigned hereby represents and warrants that the undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

      The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the Instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for pay-ment of Shares tendered pursuant to the Offer will constitute a binding agreement between the under-signed and the Company upon the terms and subject to the conditions of the Offer. The undersigned understands that the Company will determine a single per Share price (not less than $12.75 nor in excess of $14.00 per Share) net to the seller in cash, without interest thereon ("Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by the tendering shareholders. The undersigned understands that the Company will select the Purchase Price that will allow it to purchase up to 275,000 shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not less than $12.75 nor in excess of $14.00 per Share) pursuant to the Offer. The undersigned understands that all Shares properly tendered and not withdrawn at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer, including its proration provisions, and that the Company will return all other Shares, including Shares tendered and not withdrawn at prices greater than the Purchase Price and Shares not purchased because of proration. The undersigned understands that tenders of Shares pursuant to any of the procedures described in Section 2 or 3 of the Offer to Purchase and in the instructions hereto will constitute an agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

      The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered here-by or may accept for payment fewer than all of the Shares tendered hereby.

      Unless otherwise indicated under "Special Payment Instructions," please issue the check for the purchase price of any Shares purchased, and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the Book-Entry Transfer Facility). Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price of any Shares purchased and/or any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the purchase price of any Shares purchased and/or return any Shares not tendered or not purchased in the name(s) of, and mail said check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.

================================================================================
                          PRICE (IN DOLLARS) PER SHARE
                       AT WHICH SHARES ARE BEING TENDERED
                               (See Instruction 5)

Check only one box. If more than one box is checked, or if no box is checked (except as provided in the Odd LOTS Box and instructions below), there is no valid tender of shares.

|_| $12.75                   |_| $13.00                 |_| $13.25
|_| $13.50                   |_| $13.75                 |_| $14.00

If you do not wish to specify a Purchase Price, check the following box, in which case you will be deemed to have tendered at the Purchase Price determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share above). |_|
================================================================================

================================================================================
                                    IMPORTANT
  (Please Complete Substitute Form W-9 Included in this Letter of Transmittal)

________________________________________________________________________________
                           (SIGNATURE(S) OF OWNER(S))

________________________________________________________________________________

________________________________________________________________________________
                             (PLEASE PRINT NAME(S))

Dated _______________________, 1999

Capacity (full title)___________________________________________________________

Address ________________________________________________________________________
                               (INCLUDE ZIP CODE)

Area Code and Telephone No. ____________________________________________________

Tax Identification or
Social Security No. ____________________________________________________________
                            (see Substitute Form W-9)

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith.

If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)
================================================================================

================================================================================
              GUARANTEE OF SIGNATURE(S) (See Instructions 1 and 6)

Authorized Signature(s) ___________________ Address ____________________________

Name and Title ____________________________ ____________________________________
                      (PLEASE PRINT)

Name of Firm ______________________________ ____________________________________
                                                     (INCLUDE ZIP CODE)

Area Code and                            Area Code and
Telephone Number ______________________  Telephone Number ______________________
================================================================================


================================================================================
                          SPECIAL PAYMENT INSTRUCTIONS
                          (See Instructions 6, 7 and 8)

To be completed ONLY if the check for the purchase price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be issued in the name of someone other than the undersigned.

Issue |_| check and/or |_| certificate(s) to:

Name ___________________________________________________________________________
                                 (PLEASE PRINT)

Address ________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                               (INCLUDE ZIP CODE)

________________________________________________________________________________
                (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NO.)

IF SPECIAL PAYMENT INSTRUCTIONS ARE BEING GIVEN, PLEASE REMEMBER TO HAVE YOUR SIGNATURE GUARANTEED.
================================================================================

================================================================================
                         SPECIAL DELIVERY INSTRUCTIONS
                         (See Instructions 6, 7 and 8)

To be completed ONLY if the check for the purchase price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

Mail |_| check and/or |_| certificate(s) to:

Name ___________________________________________________________________________
                                 (PLEASE PRINT)

Address ________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                               (INCLUDE ZIP CODE)

IF SPECIAL DELIVERY INSTRUCTIONS ARE BEING GIVEN, PLEASE REMEMBER TO HAVE YOUR SIGNATURE GUARANTEED.
================================================================================

       INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

      1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (an "Eligible Institution"). SIGNATURES ON THIS LETTER OF TRANSMITTAL NEED NOT BE GUARANTEED (A) IF THIS LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER(S) OF THE SHARES (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered herewith AND SUCH HOLDER(S) HAVE NOT COMPLETED THE BOX ENTITLED "SPECIAL PAYMENT INSTRUCTIONS" OR THE BOX ENTITLED "SPECIAL DELIVERY INSTRUCTIONS" ON THIS LETTER OF TRANSMITTAL, or (B) if such Shares are tendered for the account of an Eligible Institution. See Instruction 6.

      2. Delivery of Letter of Transmittal and Shares. This Letter of Transmittal or, in the case of a book-entry transfer, an Agent's Message (as defined below), is to be used either if certificates are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. CERTIFICATES FOR ALL PHYSICALLY DELIVERED SHARES, OR A CONFIRMATION OF A BOOK-ENTRY TRANSFER INTO THE DEPOSITARY'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY OF ALL SHARES DELIVERED ELECTRONICALLY, AS WELL AS A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR MANUALLY SIGNED COPY THEREOF) AND ANY OTHER DOCUMENTS REQUIRED BY THIS LETTER OF TRANSMITTAL, MUST BE RECEIVED BY THE DEPOSITARY AT ITS ADDRESS AS SET FORTH ON THE FRONT PAGE OF THIS LETTER OF TRANSMITTAL ON OR Before THE EXPIRATION DATE (as defined in the Offer to Purchase). The term
"Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Offer to Purchase and the Letter of Transmittal and that the Company may enforce such agreement against the participant.

      THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL, WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. DO NOT MAIL OR DELIVER TO FIRST SOUTHERN BANCSHARES, INC.

      No alternative or contingent tenders will be accepted. See Section 1 of the Offer to Purchase. By executing this Letter of Transmittal (or facsimile thereof), the tendering shareholder waives any right to receive any notice of the acceptance for payment of the Shares.

      3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule attached hereto.

      4.Partial Tenders (Not Applicable to Shareholders Who Tender By Book-Entry Transfer). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

      5. Indication of Price at Which Shares Are Being Tendered. FOR SHARES TO BE VALIDLY TENDERED, THE SHAREHOLDER MUST CHECK THE BOX INDICATING (1) THE PRICE PER SHARE AT WHICH HE OR SHE IS TENDERING SHARES OR (2) THAT SUCH PERSON IS TENDERING SHARES AT THE PURCHASE PRICE DETERMINED BY THE COMPANY PURSUANT TO THE TERMS OF THE OFFER UNDER THE HEADING "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THIS LETTER OF TRANSMITTAL, EXCEPT THAT any shareholder who owned beneficially as of the close of business on August 27, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, may check the box above in the section entitled "Odd Lots" indicating that such shareholder is tendering all Shares at the Purchase Price determined by the Company. Only one box may be checked. IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF SHARES. A shareholder wishing to tender portions of his or her Share holdings at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to tender each such portion of his or her Shares. The same Shares cannot be tendered (unless previously validly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price.

      6. Signatures on Letter of Transmittal; Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Shares hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

      If any of the Shares tendered hereby are held of record by two or more persons, all such persons must sign this Letter of Transmittal.

      If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

      IF THIS LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER(S) OF THE SHARES TENDERED HEREBY, NO ENDORSEMENTS OR CERTIFICATES OR SEPARATE STOCK POWERS ARE REQUIRED UNLESS PAYMENT OF THE PURCHASE PRICE IS TO BE MADE TO, OR SHARES NOT TENDERED OR NOT PURCHASED ARE TO BE REGISTERED IN THE NAME OF, ANY PERSON OTHER THAN THE REGISTERED HOLDER(S). SEE INSTRUCTION 1.

      If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, certificates evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Shares. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

      If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

      7. Stock Transfer Taxes. The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. EXCEPT AS PROVIDED IN THIS INSTRUCTION 7, IT WILL NOT BE NECESSARY TO AFFIX TRANSFER TAX STAMPS TO THE CERTIFICATES REPRESENTING SHARES TENDERED HEREBY.

      8. Special Payment and Delivery Instructions. If the check for the Purchase Price of any Shares purchased is to be issued in the name of, and/or any shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal or if the check and/or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed. Shareholders tendering Shares by book-entry transfer will have any Shares not accepted for payment returned by crediting the account maintained by such shareholder at the Book-Entry Transfer Facility from which such transfer was made.

      9. Odd Lots. As described in the Offer to Purchase, if fewer than all Shares validly tendered at or below the Purchase Price and not withdrawn on or before the Expiration Date are to be purchased, the Shares purchased first will consist of all Shares tendered by any shareholder who owned beneficially as of the close of business on August 27, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tendered all such Shares at or below the Purchase Price (including by not designating a Purchase Price as described above). Partial tenders of Shares will not qualify for this preference. This preference will not be available unless the box captioned "Odd Lots" in this Letter of Transmittal is completed.

      10. Substitute Form W-9 and Form W-8. THE TENDERING SHAREHOLDER IS REQUIRED TO PROVIDE THE DEPOSITARY WITH EITHER A CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") ON SUBSTITUTE FORM W-9, WHICH IS PROVIDED UNDER "IMPORTANT TAX INFORMATION" BELOW, OR A PROPERLY COMPLETED FORM W-8. FAILURE TO PROVIDE THE INFORMATION ON EITHER SUBSTITUTE FORM W-9 OR FORM W-8 MAY SUBJECT THE TENDERING SHAREHOLDER TO 31% FEDERAL INCOME TAX BACKUP WITHHOLDING ON THE PAYMENT OF THE PURCHASE PRICE. The box in Part 3 of Substitute Form W-9 may be checked if the tendering shareholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN by the time of payment, the Depositary will withhold 31% on all payments of the purchase price thereafter until a TIN is provided to the Depositary.

      11. Requests for Assistance or Additional Copies. Any questions or requests for assistance may be directed to the Dealer Manager/Information Agent at its telephone number and address listed below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the Dealer Manager/Information Agent and such copies will be furnished promptly at the Company's expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

      12. Irregularities. All questions as to the Purchase Price, the form of documents, and the validity, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Company's counsel, be unlawful. Except as otherwise provided in the Offer to Purchase, the Company also reserves the absolute right to waive any of the conditions to the Offer or any defect or irregularity in any tender of Shares and the Company's interpretation of the terms and conditions of the Offer (including these instructions) shall be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Dealer Manager/Information Agent, the Depositary or any other person shall be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

      IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED COPY THEREOF) TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER (AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY, ON OR BEFORE THE EXPIRATION DATE.

                            IMPORTANT TAX INFORMATION

      Under federal income tax law, a shareholder whose tendered Shares are accepted for payment is required to provide the Depositary (as payer) with such shareholder's correct TIN on Substitute Form W-9 below. If such shareholder is an individual, the TIN is his or her social security number. For businesses and other entities, the number is the employer identification number. If the Depositary is not provided with the correct TIN or properly completed Form W-9, the shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such shareholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding.

      Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to these backup withholding and reporting requirements. In order for a noncorporate foreign shareholder to qualify as an exempt recipient, that shareholder must complete and sign a Form W-8, Certificate of Foreign Status, attesting to that shareholder's exempt status. The Form W-8 can be obtained from the Depositary. Exempt shareholders, other than noncorporate foreign shareholders, should furnish their TIN in Part 1 and check the box in Part 4 of the Substitute Form W-9 below and sign, date and return the Substitute Form W-9 to the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

      If federal income tax backup withholding applies, the Depositary is required to withhold 31% on any payments made to the shareholder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of the tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

PURPOSE OF SUBSTITUTE FORM W-9 AND FORM W-8

      To avoid backup withholding on payments that are made to a shareholder with respect to Shares purchased pursuant to the Offer, the shareholder is required to notify the Depositary of his or her correct TIN by completing the Substitute Form W-9 included in this Letter of Transmittal certifying that the TIN provided on Substitute Form W-9 is correct and that (1) the shareholder has not been notified by the Internal Revenue Service that he or she is subject to federal income tax backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified the shareholder that he or she is no longer subject to federal income tax backup withholding. Foreign shareholders must submit a properly completed Form W-8 in order to avoid the applicable backup withholding; provided, however, that backup withholding will not apply to foreign shareholders subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to the Offer.

WHAT NUMBER TO GIVE THE DEPOSITARY

      The shareholder is required to give the Depositary the social security number or employer identification number of the registered owner of the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.
                              (See Instruction 10)

================================================================================
PAYER'S NAME:
--------------------------------------------------------------------------------

SUBSTITUTE

Form W-9

(See Instruction 10)

Please fill in your name and address below.

------------------------------------------
Name

------------------------------------------
Address (number and street)

------------------------------------------
City, State and Zip Code)

Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer
Identification Number
--------------------------------------------------------------------------------

Part 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            Social Security Number(s)
OR

--------------------------------------------------------------------------------
                        Employer Identification Number(s)

--------------------------------------------------------------------------------
Part 2 -- Certification -- Under Penalties of Perjury, I certify that:

(1) The number shown on the form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends or (c)the IRS has notified me that I am no longer subject to backup withholding.

--------------------------------------------------------------------------------

Part 3 --

Awaiting TIN |_|
--------------------------------------------------------------------------------
Part 4 -- For Payee Exempt from Backup Withholding

Exempt |_|
--------------------------------------------------------------------------------

Certificate Instructions -- You must cross out Item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out Item (2). If you are exempt from backup withholding, check the box in Part 4 above.

SIGNATURE _________________________________________  DATE ________________, 1999

================================================================================

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP  WITHHOLDING
      OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

      YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN
                          PART 3 OF SUBSTITUTE FORM W-9

================================================================================
             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to you within 60 days, you are required to withhold 31% of all reportable payments thereafter made to me until I provide a number.

SIGNATURE _________________________________________  DATE ________________, 1999

================================================================================
                      The Dealer Manager/Information Agent:

                               TRIDENT SECURITIES

               4601 Six Forks Road   Raleigh, North Carolina 27609
                       Toll free: (800) 222-2618, Ext. 99

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

                          NUMBER ON SUBSTITUTE FORM W-9

         GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER.-- Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.


--------------------------------------------------------------------------------
                                         GIVE THE SOCIAL
                                         SECURITY
FOR THIS TYPE OF ACCOUNT                 NUMBER OF
--------------------------------------------------------------------------------
1. An individual's account               The individual

2. Two or more individuals               The actual owner of the account or, if
   (joint account)                       combined funds, any one of the
                                         individuals (1)

3. Husband and wife                      The actual owner of the
   (joint account)                       account or, if joint funds,
                                         either person(1)

4. Custodian account of                  The minor(2)
   minor (Uniform Gift to
   Minors Act)

5. Adult and minor                       The adult or, if the minor
  (joint account)                        only contributor, the
                                         minor(1)

6. Account in the name of                The ward, minor, or
   guardian or committee                 incompetent person(3)
   for  a designated ward,
   minor, or incompetent person


7. a. The usual revocable                The grantor-trustee(1)
      savings trust account
      (grantor is also trustee)

   b. So-called trust account            The actual owner(1)
      that is not a legal or
      valid trust under State law

8. Sole proprietorship                   The owner(4)
   account

--------------------------------------------------------------------------------
                                         GIVE THE SOCIAL
                                         SECURITY
FOR THIS TYPE OF ACCOUNT                 NUMBER OF
--------------------------------------------------------------------------------

9. The valid trust, estate, or           The legal entity (do not
   pension trust                         furnish the identifying number of the
                                         personal representative or trustee
                                         unless the legal entity itself is not
                                         designated in the account title.) (5)

10. Corporate account                    The corporation

11. Religious, charitable,               The organization
    educational organization
    account

12. Partnership account                  The partnership
    the name of
    the business

13. Association, club, or                The organization
    other tax-exempt
    organization

14. The broker or registered             The broker or nominee
    nominee

15. Account with the                     The public entity
    Department of
    Agriculture in the name
    of a public entity
    (such as a State or local
    government, school district,
    or prison) that receives
    agricultural program
    payments

--------------------------------------------------------------------------------
(1) List first and circle the name of the person whose number you furnish.

(2) Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner.

(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

                          NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

         If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

         Payees specifically exempted from backup withholding on ALL payments include the following:

         o A corporation.

         o A financial institution.

         o An organization exempt from tax under section 501(a), or an individual retirement plan.

         o The United States or any agency or instrumentality thereof.

         o A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

         o  A  foreign  government,   a  political   subdivision  of  a  foreign
government, or any agency or instrumentality thereof.

         o An international organization or any agency, or instrumentality thereof.

         o A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

         o A real estate investment trust.

         o A common trust fund operated by a bank under section 584(a).

         o An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).

         o An entity registered at all times under the Investment Company Act of 1940.

         o A foreign central bank of issue.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

                          NUMBER ON SUBSTITUTE FORM W-9

         Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

         o Payments to nonresident aliens subject to withholding under section 1441.

         o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

         o Payments of patronage dividends where the amount received is not paid in money.

         o Payments made by certain foreign organizations.

         o Payments made to a nominee.

         Payments of interest not generally subject to backup withholding include the following:

         o Payments of interest on obligations issued by individuals.
Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

         o Payments of tax-exempt interest (including exempt-interest dividends under section 852).

         o Payments described in section 6049(b)(5) to nonresident aliens.

         o Payments on tax-free covenant bonds under section 1451.

         o Payments made by certain foreign organizations.

         o Payments made to a nominee.

         Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

         Certain payments other than interest, dividends and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

         PRIVACY ACT NOTICE. - Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Effective January 1, 1993, payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

                          NUMBER ON SUBSTITUTE FORM W-9

PENALTIES

         (1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER - If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

         (2) FAILURE TO REPORT CERTAIN DIVIDEND AND INTEREST PAYMENTS - If you fail to include any portion of an includable payment for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an underpayment attributable to that failure unless there is clear and convincing evidence to the contrary.

        (3) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

                                                                  Exhibit (a)(3)

               NOT VALID UNLESS SIGNED BY AN ELIGIBLE INSTITUTION
                        FIRST SOUTHERN BANCSHARES, INC.

                          NOTICE OF GUARANTEED DELIVERY
                            OF SHARES OF COMMON STOCK
                 OFFER TO PURCHASE FOR CASH UP TO 275,000 SHARES
                               OF ITS COMMON STOCK
                        AT A PURCHASE PRICE NOT LESS THAN
                    $12.75 NOR IN EXCESS OF $14.00 PER SHARE

         This form or a facsimile copy of it must be used to accept the Offer (as defined below) if:

         (a) certificates for common stock, par value $0.01 per share (the "Shares"), of First Southern Bancshares, Inc., a Delaware corporation, are not immediately available; or

         (b) the procedure for book-entry transfer cannot be completed on a timely basis; or

         (c) time will not permit the Letter of Transmittal or other required documents to reach the Depositary before the Expiration Date (as defined in Section 1 of the Offer to Purchase, as defined below).

         This form or a facsimile of it, signed and properly completed, may be delivered by hand, mail, telegram or facsimile transmission to the Depositary by the Expiration Date. See "Section 3--Procedure for Tendering Shares" in the Offer to Purchase.

                                   DEPOSITARY:

                         REGISTRAR AND TRANSFER COMPANY


         BY MAIL:                                 BY OVERNIGHT DELIVERY:
    10 Commerce Drive                               10 Commerce Drive
Cranford, New Jersey 07016                      Cranford, New Jersey 07016
                                             Attn: Reorganization Department

                                    BY HAND:
                          c/o The Depository Trust Co.
                               Transfer Agent Drop
                           55 Water Street, 1st Floor
                            New York, New York 10041


               Investor Relations Telephone Number: (800) 368-5948
                        Facsimile Number: (908) 497-2312


DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THOSE SHOWN ABOVE OR TRANSMISSION OR INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN THOSE LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Ladies and Gentlemen:

         The undersigned hereby tenders to First Southern Bancshares, Inc., at the price per Share indicated below, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), receipt of which is hereby acknowledged, ___________ Shares of common stock, par value $0.01 per share (the "Shares"), pursuant to the guaranteed delivery procedure set forth under "Section 3 -- Procedure for Tendering Shares" in the Offer to Purchase.

PLEASE CALL THE DEALER MANAGER/INFORMATION AGENT FOR ASSISTANCE IN COMPLETING THIS FORM TOLL FREE AT (800) 222-2618, Ext. 99.

--------------------------------------------------------------------------------
        PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED.
                               CHECK ONLY ONE BOX.

            IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED
               (EXCEPT AS OTHERWISE PROVIDED HEREIN), THERE IS NO
                             VALID TENDER OF SHARES.

By checking one of the price boxes below, the undersigned hereby tenders Shares at the price checked. If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the price determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share below). |_|

Price (in dollars) per Share at which Shares are being tendered:

|_|  $12.75            |_|  $13.00         |_|  $13.25

|_| $13.50             |_| $13.75          |_| $14.00
--------------------------------------------------------------------------------

IF YOU OWN FEWER THAN 100 SHARES:

         Complete ONLY if Shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on August 27, 1999 and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

         The undersigned either (check one):

          |_| was the beneficial owner(s), as of the close of business on August
              27, 1999 of an aggregate of fewer than 100 Shares, all of which are being tendered, or

          |_| is a broker, dealer, commercial bank, trust company or other nominee which

              (a) is tendering, for the beneficial owner(s) thereof, Shares with respect to which it is the record owner, and

              (b) believes,  based  upon  representations  made  to it  by  such beneficial owner(s), that each such person was the beneficial owner, as of the close of business on August 27, 1999, of an aggregate of fewer than 100 Shares and is tendering all of such Shares.

Certificate Nos. (if available):

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Name(s):

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                                 (Please print)

Address(es):

________________________________________________________________________________

________________________________________________________________________________

__________________________________________________  Zip Code:___________________


Area Code and
Telephone Number: ________________________________


Sign Here:

__________________________________________________


Date:  _________________

If Shares will be tendered by book-entry transfer, check box below:

    |_|  The Depository Trust Co.

Account Number:  ___________________________

________________________________________________________________________________

                                    GUARANTEE

                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank, trust company, savings association or credit union having an office or correspondent in the United States (each, an "Eligible Institution"), hereby (i) represents that the undersigned has a net long position in Shares in or equivalent securities within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, at least equal to the shares tendered, (ii) represents that such tender of Shares complies with Rule 14e-4, and (iii) guarantees that either the certificates representing the Shares tendered hereby in proper form for transfer, or timely confirmation of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (pursuant to the procedures set forth under "Section 3--Procedure for Tendering Shares" in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee and any other documents required by the Letter of Transmittal, will be received by the Depositary at one of its addresses set forth above within three trading days after the date of execution hereof.

Name of Firm: _______________________   ________________________________________
                                        Authorized Signature

Address: ____________________________   Name: __________________________________

_____________________________________   Title: _________________________________

_____________________ Zip Code: _____

Area Code and
Telephone Number: ___________________   Dated: _______________________, 1999


DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE. SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

                                                                  EXHIBIT (a)(4)
                               TRIDENT SECURITIES
                               4601 SIX FORKS ROAD
                          RALEIGH, NORTH CAROLINA 27609
                             (800) 222-2618, Ext. 99


                         FIRST SOUTHERN BANCSHARES, INC.
                        OFFER TO PURCHASE FOR CASH UP TO
                       275,000 SHARES OF ITS COMMON STOCK
                    AT A PURCHASE PRICE NOT LESS THAN $12.75
                        NOR IN EXCESS OF $14.00 PER SHARE


           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                 5:00 P.M., EASTERN TIME, ON SEPTEMBER 30, 1999,
                          UNLESS THE OFFER IS EXTENDED.


To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

         First Southern Bancshares, Inc., a Delaware corporation ("Company"), has appointed us to act as Dealer Manager/Information Agent in connection with its offer to purchase for cash up to 275,000 shares of its Common Stock, $0.01 par value per share ("Shares"), at prices not less than $12.75 nor in excess of $14.00 per Share, specified by shareholders tendering their Shares, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated August 31, 1999, and in the related Letter of Transmittal (which together constitute the "Offer").

         The Company will determine the single per Share price, not less than $12.75 nor in excess of $14.00 per Share, net to the seller in cash ("Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the Purchase Price that will allow it to buy 275,000 shares (or such lesser number of Shares as are properly tendered at prices not less than $12.75 nor in excess of $14.00 per Share). All Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or before the Expiration Date (as defined in Section 1 of the Offer to Purchase) will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration provisions. See Section 1 of the Offer to Purchase.

         Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 275,000 shares are validly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares (i) from shareholders who owned beneficially as of the close of business on August 27, 1999, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who properly tender all their Shares at or below the Purchase Price, and (ii) then, on a pro rata basis, from all other shareholders who properly tender their Shares at prices at or below the Purchase Price (and do not withdraw them before the expiration of the Offer). See Sections 1 and 2 of the Offer to Purchase. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

         THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE OFFER. SEE SECTION 6 OF THE OFFER TO PURCHASE.

         No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of Shares pursuant to the Offer other than fees paid to the Dealer Manager/Information Agent as described in the Offer to Purchase. The Company will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

         No broker, dealer, bank, trust company or fiduciary shall be deemed to be an agent of the Company, including Trident Securities as "Dealer Manager/Information Agent," and Registrar and Transfer Company as "Depositary," for purposes of the Offer.

         For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

         1.       Offer to Purchase, dated August 31, 1999;

         2. Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

         3. The Notice of Guaranteed Delivery to be used to accept the Offer if shares and all other required documents cannot be delivered to the Depositary by the Expiration Date;

         4. Letter, dated August 31, 1999 from Charles L. Frederick, Jr., President and Chief Executive Officer of the Company, to shareholders of the Company;

         5. Letter of Transmittal for your use and for the information of your clients (together with substitute Form W-9); and

         6. A return envelope addressed to Registrar and Transfer Company, as Depositary.

         WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON SEPTEMBER 30, 1999, UNLESS THE OFFER IS EXTENDED.

         In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depositary with either certificate(s) representing the tendered Shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

         Any inquiries you may have with respect to the Offer should be addressed to the Depositary or the Dealer Manager/Information Agent at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

         Additional copies of the enclosed material may be obtained from the Dealer Manager/Information Agent by calling, toll free: (800) 222-2618, Ext. 99.

                                                     Very truly yours,


                                                     TRIDENT SECURITIES



Enclosures





         NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY OR ANY OF ITS AFFILIATES, THE DEALER MANAGER/INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED HEREIN.

                                                                  EXHIBIT (a)(5)

                         FIRST SOUTHERN BANCSHARES, INC.

                        OFFER TO PURCHASE FOR CASH UP TO
                       275,000 SHARES OF ITS COMMON STOCK
                    AT A PURCHASE PRICE NOT LESS THAN $12.75
                        NOR IN EXCESS OF $14.00 PER SHARE

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                 5:00 P.M., EASTERN TIME, ON SEPTEMBER 30, 1999
                          UNLESS THE OFFER IS EXTENDED.


To Our Clients:

         Enclosed for your consideration are the Offer to Purchase, dated August 31, 1999, and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by First Southern Bancshares, Inc. a Delaware corporation ("Company"), to purchase up to 275,000 Shares of its Common Stock, $0.01 par value per share ("Shares"), at prices not less than $12.75 nor in excess of $14.00 per Share, as specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Offer.

         The Company will determine the single per Share price, not less than $12.75 nor in excess of $14.00 per Share, net to the seller in cash ("Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the Purchase Price that will allow it to buy up to 275,000 Shares (or such lesser number of Shares as are validly tendered at prices not less than $12.75 nor in excess of $14.00 per Share). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn on or before the Expiration Date (as defined in Section 1 of the Offer to Purchase) will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration provisions. See
Section 1 of the Offer to Purchase.

         Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 275,000 Shares are validly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares (i) from shareholders who owned beneficially as of the close of business on August 27, 1999, and continue to own beneficially as of the Expiration Date an aggregate of fewer than 100 Shares who properly tender all their Shares at prices at or below the Purchase Price, and (ii) then, on a pro rata basis, from all other shareholders who properly tender at or below the Purchase Price (and do not withdraw them before the expiration of the Offer). See Sections 1 and 2 of the Offer to Purchase. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

         We are the owner of record of Shares held for your account. As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

         Please instruct us as to whether you wish us to tender any or all of the Shares we hold for your account on the terms and subject to the conditions of the Offer.

         We call your attention to the following:

         1. You may tender all or a portion of your Shares at prices not less than $12.75 nor in excess of $14.00 per Share as indicated in the attached Instruction Form, net to you in cash. If you do not wish to specify a Purchase Price you may indicate that you have tendered your Shares at the Purchase Price (not less than $12.75 nor in excess of $14.00 per Share) as determined by the Company in accordance with the terms of the Offer.

         2. The Offer is not conditioned on any minimum number of Shares being tendered pursuant to the Offer.

         3. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., Eastern Time, on September 30, 1999, unless the Company extends the Offer.

         4. The Offer is for up to 275,000 shares, constituting approximately 16.7% of the Shares outstanding as of August 27, 1999.

         5. Tendering shareholders will not be obligated to pay any stock transfer taxes on the Company's purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

         6. If you beneficially held, as of the close of business on August 27, 1999, an aggregate of fewer than 100 Shares and you continue to beneficially own as of the Expiration Date an aggregate of fewer than 100 Shares, and you instruct us to tender on your behalf all such Shares at or below the Purchase Price before the Expiration Date (as defined in the Offer to Purchase) and complete the box captioned "Odd Lots" in the attached Instruction Form, the Company, upon the terms and subject to the conditions of the Offer, will accept all such Shares for purchase before proration, if any, of the purchase of other Shares validly tendered at or below the Purchase Price.

         7. If you wish to tender portions of your Shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each such portion of your Shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept.

         If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your Shares, we will tender all such Shares unless you specify otherwise on the attached Instruction Form.

         YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON SEPTEMBER 30, 1999, UNLESS THE COMPANY EXTENDS THE OFFER.

         As described in Section 1 of the Offer to Purchase, if more than 275,000 Shares have been validly tendered at prices at or below the Purchase Price and not withdrawn on or before the Expiration Date (as defined in the Offer to Purchase), the Company will purchase properly tendered Shares on the basis set forth below:

         (a) first, all Shares validly tendered and not withdrawn on or before the Expiration Date by or on behalf of any shareholder who owned beneficially, as of the close of business on August 27, 1999 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who:

                  (1) validly tender all of such Shares at a price at or below the Purchase Price (partial tenders will not qualify for this preference); and

                  (2) completes the box captioned "Odd Lots" on the Letter of Transmittal; and

         (b) second, after purchase of all of the foregoing Shares, then all other Shares validly tendered at or below the Purchase Price and not withdrawn on or before the Expiration Date on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described in Section 1 of the Offer to Purchase.

         The Offer is being made to all holders of Shares. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager/Information Agent or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                INSTRUCTION FORM

             FOR SHARES HELD BY BROKERS, DEALERS, COMMERCIAL BANKS,
                       TRUST COMPANIES AND OTHER NOMINEES.


      INSTRUCTIONS FOR TENDER OF SHARES OF FIRST SOUTHERN BANCSHARES, INC.


         Please tender to First Southern Bancshares,  Inc. ("Company"), on (our)
(my) behalf, the number of Shares indicated below, which are beneficially owned by (us) (me) and registered in your name, upon terms and subject to the conditions contained in the Offer to Purchase of the Company dated August 31, 1999, and the related Letter of Transmittal, the receipt of both of which is acknowledged.

         The undersigned hereby instruct(s) you to tender to the Company the number of Shares indicated below, at the price per Share indicated below, pursuant to the terms and subject to the conditions of the Offer.


  Aggregate number of Shares to be tendered by you for us: ___________ Shares.
         PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
                (SEE INSTRUCTION 5 ON THE LETTER OF TRANSMITTAL)


         By checking one of the price boxes below, the undersigned understands that none of my Shares will be purchased if the Purchase Price is less than the price checked. If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the Purchase Price determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share below.


        PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
                (SEE INSTRUCTION 5 ON THE LETTER OF TRANSMITTAL):

                        |_| $12.75 |_| $13.00 |_| $13.25

                        |_| $13.50 |_| $13.75 |_| $14.00


            ODD LOTS (SEE INSTRUCTION 9 ON THE LETTER OF TRANSMITTAL)

|_| Check here ONLY if I was the beneficial owner as of the close of business on August 27, 1999, and continue to be the beneficial owner as of the Expiration Date, of an aggregate of fewer than 100 Shares, all of which are being tendered.

|_| The Odd Lot Shares are being tendered at the price per Share indicated above in the box entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered."

                                       OR

|_| By checking this box INSTEAD OF ONE OF THE PRICE PURCHASE BOXES ABOVE, I hereby tender Shares and I am willing to accept the Purchase Price determined by the Company in accordance with the terms of the Offer. This action will result in my receiving a price per Share of as low as $12.75 or as high as $14.00.

         THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

         THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS, HOWEVER, MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY TO TENDER AND AT WHAT PRICE. EMPLOYEES, OFFICERS AND DIRECTORS OF THE COMPANY MAY PARTICIPATE IN THE OFFER ON THE SAME BASIS AS THE COMPANY'S OTHER SHAREHOLDERS.


Signature(s): __________________________________________________________________

________________________________________________________________________________
                          Address: (Including Zip Code)


Name(s): _______________________________________________________________________
             (Please Print)                                   (Please Print)

________________________________________________________________________________
                         Area Code and Telephone Number


Date:  ________________, 1999


________________________________________________________________________________
               (Employer Identification or Social Security Number)




     IMPORTANT: SHAREHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED FORM W-9
                          WITH THEIR INSTRUCTION FORM.

                                                                  EXHIBIT (a)(6)

                         FIRST SOUTHERN BANCSHARES, INC.


                                 August 31, 1999

Dear Shareholders:

         Over time, the profitable operations of First Southern Bancshares, Inc. ("Company") and its subsidiary First Southern Bank ("Bank") have contributed to the growth of a capital base that exceeds all applicable regulatory standards. This exceptionally strong capital base exceeds the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our shareholders, we have determined that a repurchase of our own shares is currently the best alternative to accomplish those objectives. The Board of Directors has approved a repurchase of up to 275,000 shares of the Company's common stock, or approximately 16.7% of our 1,643,562 outstanding shares. A copy of the Offer to Purchase is enclosed.

         The Company is conducting the offer through a procedure referred to as a "Modified Dutch Auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not less than $12.75 per share nor in excess of $14.00 per share. Upon expiration of the offer, we will select the purchase price from those shares tendered that will allow us to buy up to 275,000 shares. All shares purchased in the offer will receive the same purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 275,000 shares are tendered.

         We encourage each shareholder to read carefully the Offer to Purchase and related materials. Neither First Southern Bancshares, Inc. nor its Board of Directors makes any recommendation whether to tender shares to the Company. You should make you decision independently after consulting with your advisors.

         To assist us with this offer, we have engaged Trident Securities to serve as Dealer Manager/Information Agent. If you need information or additional forms, please call toll free the Dealer Manager/Information Agent at (800) 222-2618, Ext. 99 between 9:00 a.m. and 5:00 p.m., Eastern Time.

         Unless otherwise extended, the offer will expire at 5:00 p.m. Eastern Time, on September 30, 1999. We again encourage you to read carefully the enclosed material.

         As always, we appreciate your interest in First Southern Bancshares, Inc.


                                         Sincerely,


                                         Charles L. Frederick, Jr.
                                         President and Chief Executive Officer

                                                                  EXHIBIT (a)(7)







                                     FIRST SOUTHERN BANCSHARES, INC.

                                          QUESTIONS AND ANSWERS
                                            ABOUT THE OFFER OF
                                     FIRST SOUTHERN BANCSHARES, INC.

                                TO PURCHASE FOR CASH UP TO 275,000 SHARES
                                  OF COMMON STOCK AT A PURCHASE PRICE OF
                                   $12.75 PER SHARE TO $14.00 PER SHARE




                                             August 31, 1999

                                                                  EXHIBIT (a)(7)


                    Questions and Answers About the Offer of
                       First Southern Bancshares, Inc. to
                            Purchase its Common Stock


         The following information is designed to answer frequently asked questions concerning the offer by First Southern Bancshares, Inc. (the "Company") to its shareholders to purchase shares of its common stock ("Shares") in a Modified Dutch Auction. Shareholders are referred to the Offer to Purchase and Letter of Transmittal for a detailed description of the terms and conditions of the offer.

1.       Q.       What is a Modified Dutch Auction?

         A. In a Modified Dutch Auction a company makes a direct tender offer to its own shareholders to purchase up to a specified number of shares of its stock within a specified price range, and pays the highest price at which it accepts shares to all shareholders whose shares will be accepted. This process allows each shareholder to elect whether to sell stock, and the price the shareholder is willing to sell, within the given price range, with no transaction cost. After receiving tenders of shares, at the termination of the offer, the Company will choose the lowest price within the specified range that will permit it to purchase the amount of securities sought and this will become the Purchase Price.

2.       Q.       What is the Offer to Purchase?

         A. The Company is inviting all shareholders to tender their shares of common stock at prices not less than $12.75 per share nor in excess of $14.00 per share in cash, as specified by shareholders tendering their shares. The Company will determine the single per share price, within that range, that it will pay for all shares validly tendered pursuant to the offer, taking into account the number of shares tendered and the prices specified. The Company will select the Purchase Price that will allow it to buy up to 275,000 shares (or such lesser number of shares as are properly tendered at prices within the range).

3.       Q.       Why is the Company making this offer?

         A. The Company's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. So, in an effort to more effectively utilize its capital base while maximizing shareholder value, the Company's Board of Directors believes that the repurchase of their own shares is the best use of excess capital at this time. The repurchase of company stock is designed to increase the Company's return on equity by reducing the amount of equity outstanding.

4.       Q.       What will be the final Purchase Price?

         A. All shares acquired in the offer will be acquired at the Purchase Price. The Company will select the Purchase Price, within the range that will allow it to buy up to 275,000 shares. All shareholders tendering at or below the purchase will receive the same price per share. For example: if 137,500 shares are tendered at $12.75 per share, 137,500 shares are tendered at $13.00 per share and 25,000 shares are tendered at $13.25 per share, 275,000 shares will be purchased at $13.00 per share from the persons who tendered at $12.75 and $13.00 and the 25,000 shares tendered at $13.25 will not be purchased and returned.

5.       Q.       What will happen if more than  275,000  shares are tendered at or below the purchase price?

         A. If more than 275,000 shares are tendered at or below the Purchase Price, shares tendered at or below the purchase price will be acquired by the Company (i) first from any shareholder who beneficially owned, at the termination of the Offer an aggregate of fewer than 100 shares and (ii) then from all other tendering shareholders at the purchase price subject to proration.

6.       Q.       At what price may I tender my shares?

         A. Shareholders may elect to tender their shares in increments of $0.25 starting at$12.75 per share up to and including $14.00 per share. The election as to the number of shares and the price a shareholder is willing to tender are to be indicated on the Letter of Transmittal. If a shareholder does not wish to specify a price, they may elect to tender at the Purchase Price to be determined by the Company.

7.       Q.       What is the advantage of tendering my shares?

         A. The shareholder is able to sell their shares at a single, above market price without a commission. For small and odd lot shareholders this is an advantage due to the higher commissions usually charged for small trades.

8.       Q.       How do I tender my shares?

         A. If you hold your shares in certificate form, you must return a properly completed Letter of Transmittal (the blue form) and any other documents required by the Letter of Transmittal, together with the certificate for the shares being tendered to the Depository, Registrar and Transfer Company, which must be received by 5:00 p.m., Eastern Time, on September 30, 1999 (the "Expiration Date"). While your signature is required on the Letter of Transmittal, your signature is not required on your stock certificate.

9.       Q.       How do I tender my shares if they are held by my broker?

         A. If your shares are registered in a street name with a broker, dealer, commercial bank, trust company or other nominee, you will need to contact them and instruct the nominee to tender the shares for you. You can not tender such shares using the Letter of Transmittal even though you may have received one.

                  If you are a broker and are tendering shares in book-entry form for your customers, you must comply with the Book-entry Delivery Procedure described in Section 3 of the Offer to Purchase.

10.      Q.       What do I do if my certificates are lost, destroyed or stolen?

         A. Call Registrar and Transfer Company at (800) 368-5948 for tendering shares in such circumstances.

11.      Q.       Do I have to sell my stock to the Company?

         A.       No.  A stockholder is not required to tender any stock.

12.      Q.       What happens if I do not tender my stock to the Company to purchase?

         A. Your shares will remain outstanding without change in the terms or ownership rights. You will continue to own the same number of shares without any adjustment, and you will continue to receive the same dividends and voting rights. However, since the Company will repurchase up to 275,000 shares, the percentage of stock you own relative to shares outstanding will increase since the number of outstanding shares will be reduced.

13.      Q.       What if the terms of the Offer change?

         A. If the Expiration Date is extended, or if the terms of the Offer are materially changed, the Company will generally give notice of the change and for at least 5 to 10 business days from such notice stockholders will be able to change or withdraw their tender.


14.      Q.       Can I tender part of my stock at different prices?

         A. Yes, you may elect to tender part of your stock at one price and an additional amount at a second price. For example: if you owned 1,500 shares, you could tender 500 shares at $12.75, 500 shares at $13.00, and keep the remaining 500 shares. Each tender would be done on a separate Letter of Transmittal. However, you can not tender the same stock at different prices.

15.      Q.       Is there a brokerage commission?

         A. No. The Company will purchase stock directly from each shareholder at the purchase price. For example: a shareholder selling 100 shares at the purchase price of $12.75 would receive $1,275 proceeds from the sale.

16.      Q.       Can I change or cancel my tender?

         A.       You may  increase,  decrease,  or cancel  the number of shares indicated on your Letter of Transmittal as long as a valid withdrawal request is received by the September 30, 1999 deadline. Generally, after September 30, 1999 you can not withdraw your tender.

17.      Q.       Can you summarize the process to tender shares?

         A. Generally, if you hold the stock certificate, you must complete the Letter of Transmittal as set forth below.

                  o List the certificates and the number of shares that you are tendering in the box captioned "Description of Shares Tendered."

                  o Check the box specifying the price at which you are tendering in the box captioned "Price (in dollars) per share at which shares are being tendered."

                  o    If you  want  to give us  special  payment  instructions,
                       complete    the   box    captioned    "Special    Payment
                       Instructions."

                  o If you are an Odd Lot Holder (holder of fewer than 100 shares) who is tendering all your shares, complete the box captioned "Odd Lots."

                  o    Complete    substitute    W-9   to   certify   your   tax
                       identification number.

                  o Sign the Letter of Transmittal in the box captioned "Important" (in certain circumstances, signatures must be guaranteed in this box).

         B.       For Shares held in street name.

                  o If your shares are being delivered by book-entry (you are tendering shares as a nominee), complete the box captioned "Box Below For Use By Eligible Institutions Only."

         You must deliver your share certificates or comply with the book-entry delivery requirements. See Section 3 of the Offer to Purchase. These documents must be received by the Depository, Registrar and Transfer Company, no later than 5:00 p.m., Eastern Time, on September 30, 1999. If you are tendering shares held by a broker, commercial bank, trust company or other nominee, your instructions must be given to your nominee who will tender shares for you. See Section 3 and the Letter of Transmittal for more details.

18.      Q.       How can I get more information?

         A. If you have a question, please call our Dealer Manager/Information Agent, Trident Securities toll free at
                  (800) 222-2618,  Ext. 99 from 9:00 a.m. to 5:00 p.m.,  Eastern
                  Time, Monday through Friday.

                                                                  EXHIBIT (a)(8)

Press Release

FOR IMMEDIATE RELEASE
---------------------

For More Information Contact:
Thomas N. Ward, Executive Vice President
    and Chief Operating Officer
First Southern Bancshares, Inc.
Telephone:  (256) 718-4202


                    FIRST SOUTHERN BANCSHARES, INC. ANNOUNCES
              OFFER TO BUY UP TO 275,000 SHARES OF ITS COMMON STOCK


         Florence, Alabama, August 31, 1999. - First Southern Bancshares, Inc., (NASDAQ: FSTH) the holding company for First Southern Bank, has announced that its Board of Directors has authorized the repurchase of up to 275,000 shares of its common stock, which represents approximately 16.7% of its 1,643,562 shares outstanding as of August 27, 1999.

         The repurchase will be made through a "Modified Dutch Auction Tender." Under this procedure, First Southern Bancshares, Inc. shareholders will be given the opportunity to sell part or all of their shares to the Corporation at a price not less than $12.75 per share and not more than $14.00 per share. The offer to purchase shares will commence on August 31, 1999 and will expire at 5:00 p.m., Eastern Time, on September 30, 1999, unless extended by First Southern Bancshares, Inc.

         In a Modified Dutch Auction Tender, shareholders may offer to sell all or a portion of the shares they own within a price range not less than $12.75 per share and not in excess of $14.00 per share. Upon the expiration of the offer First Southern Bancshares, Inc. will select the purchase price that will allow it to buy up to 275,000 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 275,000 shares, the purchase price will be the highest price specified by tendering shareholders. If the number of shares tendered is greater than the number sought, the Corporation will select the lowest price that will allow it to buy the number of shares it seeks. First Southern Bancshares, Inc. has retained Trident Securities as dealer manager/information agent and financial advisor for this transaction.

         Charles L. Frederick, Jr., Chairman, President and Chief Executive Officer of First Southern Bancshares, stated, "First Southern Bancshares is announcing this tender offer because the Board of Directors believes that the purchase of shares pursuant to the offer should have beneficial effects on shareholder value while maintaining a capital base to support the needs of business and our customers. After studying a number of alternatives, we selected the Modified Dutch Auction Tender because it has the potential for improving our return on equity and earning per share."

         At June 30, 1999 First Southern Bancshares had assets of $176.4 million and stockholders equity of $18.0 million. First Southern Bank, a FDIC-insured commercial bank, serves individuals and businesses located in Lauderdale and Colbert Counties in Northwest Alabama.